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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Amended
                                  FORM 10-SB/A

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
             UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934



                       INTERNATIONAL FOAM SOLUTIONS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

           Florida                                        65-0412538
-------------------------------                        --------------------
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                        Identification No.)

1885 Southwest 4th Avenue, Building B-3, Delray Beach FL       33444
--------------------------------------------------------       ------

Issuer's Telephone Number (561) 272-6900

Securities to be registered pursuant to Section 12(b) of the Act.

          None
   -------------------              -----------------------------------------
   Title of each class              Name of each exchange on which registered

Securities to be registered pursuant to Section 12(g) of the Act.

          None
   -------------------              -----------------------------------------
   Title of each class              Name of each exchange on which registered




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PART 1
ITEM 1.  DESCRIPTION OF BUSINESS

(a)      Business Development

         International Foam Solutions, Inc., ("IFS, Inc.") was incorporated under the laws of the State of Florida in May 1993. IFS, Inc. produces and markets a self-contained system, termed the "Stryo Solve System," which utilizes IFS, Inc.'s "Solution Machine" and a "Styro Solve" solution, for disposing of and recycling polystyrene foam products. Polystyrene is a lightweight plastic, composed of hydrogen and carbon atoms. It is derived from petroleum and natural gas by-products, the most common of which, styrofoam, is utilized in the packaging industry. IFS, Inc.'s Styro Solve System can also recycle other polystyrene products, such as the material from which many computer monitors and keyboards are made. To IFS, Inc.'s knowledge, IFS, Inc. offers the only safe, efficient, economical and practical means of recycling such waste materials.

         Since its inception, IFS, Inc. has been primarily engaged in the research and development of its Styro Solve System, including the development of machinery required to process the Styro Solve solution and recycle polystyrene. IFS, Inc., together with two outside manufacturers, have developed four models of its Solution Machines, for use by various businesses, depending on their respective polystyrene usage and recycling requirements. The smallest of the Solution Machines is approximately the size of an outdoor U.S. Government issued mail deposit box, suitable for smaller cafeterias serving up to eight hundred meals per day, as well as other businesses which consume up to thirty pounds of styrofoam per day; the largest of such machines can recycle approximately one hundred pounds per hour.

         Due to limited capital resources, IFS, Inc.'s sales activities to date have been minimal for its Styro Solve System. Prior to commencing its sales activities, IFS, Inc. engaged in extensive beta site testing with a variety of businesses in several locations, including a school district and several major Fortune 500 companies, some of which continue to be current Company customers. As a result of the beta site testing in prior years, IFS, Inc. believes it has now developed an effective product and system for the recycling of polystyrene.

(b)      Business of the Issuer

         (1) Principal Products and Services and their Markets

         IFS, Inc.'s principal products and services consist of two distinct categories of products. One category is based on its Styro Solve System, for consolidating, reducing and discarding polystyrene foam materials, which is leased or sold to customers who have a need to discard used or excess polystyrene products; the second category is the supply by IFS, Inc. of recycled polystyrene beads and chips that are sold to plastic manufacturers as raw material. IFS, Inc. has not generated any revenues from the sale of recycled polystyrene beads and chips as IFS, Inc. does not presently have a recycling plant in the U.S.

         The Styro Solve System is made up of four fundamental components: the Solution Machine (four models); the Styro Solve solution which is added to the Solution Machine and sprayed on the polystyrene as it is shredded within the Solution Machine, causing the compression (by removing the air) of the





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polystyrene into a gel-like substance called "Polygel," the pick up and removal of the Polygel; and finally, support services by IFS, Inc., including extended warranties on equipment and a full educational program (videos, posters, teacher and student guides, student questionnaires, training of food service and custodial personnel) on the Styro Solve System.

         Styro Solve is IFS, Inc.'s brand name for the solvent used in the Solution Machine to reduce the volume of polystyrene foam by approximately 90% and convert the material into the Polygel. Styro Solve is based on a compound derived from citrus oils, which may be readily obtained from the rinds and other natural products of the citrus industry. An additional proprietary patent pending on the process is also used in the manufacture of the Styro Solve solution.

         The Styro Solve System provides for polystyrene materials to be placed in a free-standing metal bin (the Solution Machine) that houses a shredder to physically break down the foam materials, and a sprayer to douse the shredded material with a non-toxic, environmentally safe solution (Styro Solve). The Solution Machine is sold or leased to a customer and is physically located on such customer's premises. The Solution Machine shreds the polystyrene and automatically sprays Styro Solve solution on the shredded foam pieces. Shredding the polystyrene speeds the reduction process because the small pieces dissolve more quickly in the Styro Solve solution than large pieces. The Styro Solve softens and dissolves the polystyrene. Air trapped in the foam is released leaving the Polygel, which is deposited into a removable bag or container at the base of the Solution Machine. The bags of Polygel are collected periodically from the machine by the customer and placed in large drums or gaylords (large square storage containers that rest on a single pallet) supplied by IFS, Inc. for a fee, for later shipping at IFS, Inc.'s expense. There is a minimum of eight hundred pounds of Polygel required prior to IFS, Inc. collecting the Polygel from its customers. The Polygel undergoes a filtering and extrusion process, during which impurities and the Styro Solve solution used earlier are removed, leaving condensed polystyrene material in the form of hard plastic beads or chips. Such polystyrene beads or chips may then be sold to plastic manufacturers for use in other polystyrene products. The Styro Solve solution removed during this step may be repackaged, reused (up to approximately eighteen times) and resold to customers. IFS, Inc. is currently storing the Polygel until such time as a recycling facility may be built. While IFS, Inc. has not constructed a recycling facility in the U.S., a Japanese based licensee of IFS, Inc.'s patent is currently operating a recycling facility on a limited basis in Japan. Because of insufficient quantities of polygel being produced, the Japanese company has recycled on a limited basis. IFS, Inc. believes, based upon its current internal analysis, that the construction of a recycling facility in the U.S. will not be viable until Polygel production reaches approximately four million pounds per year. IFS, Inc. currently stores approximately 100,000 pounds of Polygel. The cost estimated to construct a recycling facility is $1.5 million, based upon its current internal analysis; IFS, Inc. has no immediate plans or funds set aside for the construction of a recycling facility at this time.

         IFS, Inc. does not presently manufacture or market its own recycled products, but intends to do so, depending upon the availability of funding, of which no assurances are given, in the event that a recycling facility may be constructed. It is anticipated that such recycled products could include rebar



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chairs (for concrete), signage, paperclip holders, mechanical pencils, electronics casings, etc., and that, depending upon funding availability, IFS, Inc. could either purchase or lease appropriate manufacturing equipment. IFS, Inc. has estimated that the cost to recycle the Polygel, which would include overhead, machinery, shipping, labor and similar expenses, would be approximately $.20 per pound of recycled product. This amount would increase to approximately $.33 per pound if the cost of marketing activities for the end product, which could entail utilizing Company employees and/or outside distributors/independent contractors, were considered. It is estimated by IFS, Inc. that the end product could resell for approximately $4.00 per pound.

         Generally, IFS, Inc. plans to either sell or lease one of its four models of its Solution Machines to prospective customers, depending upon their particular polystyrene usage and recycling requirements. The retail price for such machines are as follows: SM1100 (front load food service) -- $4,995.00; SM2200 (top load food service) -- $5,995.00; SM 3300 (industrial grinder) -- $15,500.00; SM 3500 (industrial grinder/debulker combination) -- $29,995.00. The Stryo Solve Solution is sold by IFS, Inc. to its customers/end users on an as needed basis, depending upon their particular polystyrene usage and recycling requirements, in either five gallon containers at a suggested retail price of $100, or in fifty-five gallon drums at a suggested retail price of $990.00. Certain discounts are afforded to Company distributors. To date, virtually all of IFS, Inc.'s current customers, which number 55, have purchased Solution Machines from IFS, Inc. All of the models of Solution Machines are currently being utilized. One of IFS, Inc.'s customers entered into a lease-to-own arrangement to acquire a Solution Machine. IFS, Inc. has investigated several companies which have expressed interest in providing lease-to-own financing to prospective customers, which companies IFS, Inc. plans to introduce to prospective customers should they desire to lease a Solution Machine rather than purchase the machine outright.

         IFS, Inc. currently utilizes the services of two unaffiliated subcontractors to manufacture all four models of the Solution Machines so as not to be wholly reliant on a single source manufacturer. IFS, Inc. assembles the Solution Machines at its facility in Delray Beach, Florida. IFS, Inc. has found both subcontractors to be comparable in cost, reliable and comparable in purchase/financing terms with 50% of purchase price payable with the order and the balance due in 30 days.

         Generally, IFS, Inc. maintains several of its four Solution Machine models in inventory. Depending upon the availability of additional funding, of which no assurances are given, IFS, Inc. plans to increase its inventory.

         IFS, Inc. believes its principal market consists primarily of various institutions and businesses which utilize and have a need to dispose of polystyrene products, including participants in the food service industry such as school, hospital and business cafeterias, and to a lesser extent, consumers and the general public.

         IFS, Inc. sells its products by its own sales force and through distributors. Currently, IFS, Inc. has two in-house salesmen, two domestic distributors and four independent representatives.


         Current customers of IFS, Inc.'s distributors include a school district located in Albany, NY, Time Warner, HBO, Estee Lauder, Hewlett-Packard and University of Pennsylvania Hospital. Some of IFS's direct sales customers include ARCO Alaska, Pitney Bowes, Warwick School District (Warwick, NY), BrandsMart U.S.A., Brooks Medical Center (US Army), San Diego Anti-Nuclear Submarine College (US Navy) and DAAP MEDCO (US Navy).

         The chart below shows the approximate percentage of annual revenues generated by distributors and IFS's sales force for the last three years:

                    1997                    1998                    1999
                    ----                    ----                    ----
         IFS        60.1%        IFS        86.1%        IFS        77.5%
         Dist.      39.9%        Dist.      13.9%        Dist.      22.5%


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         IFS, Inc. also plans to target regions and companies in foreign countries, pursuant to which it intends to enter into licensing agreements or other arrangement with foreign companies for the manufacture and sale of IFS, Inc.'s products. IFS, Inc. previously entered into a license agreement with a Japanese entity pursuant to which IFS, Inc. was paid one million dollars in consideration for IFS, Inc. granting this entity exclusive rights in Japan to use and develop IFS, Inc.'s existing patents. This agreement further provides that if the Japanese entity builds recycling centers (termed "reconverting facilities"), IFS, Inc. shall be paid a one time licensing fee based on recycling capacity requirements which may apply to each facility. To date, the agreement has not been further implemented by the Japanese entity due to local economic conditions. IFS, Inc. understands from discussions with Styro Japan that the Japanese economy was in an unstable condition, an effect of which distracted potential clients from utilizing the recycling technology. Two regions initially targeted by IFS, Inc. for foreign sales are the Far East and European block countries. IFS, Inc. believes that due to, among other things, the falling Japanese Yen, and due to IFS, Inc.'s lack of sufficient capital to effectively market in these regions, IFS, Inc. has not been able to develop business relationships in these regions.

         IFS, Inc. is currently testing its Styro Solve solution for other proprietary applications.
         (2) Distribution Methods

         IFS, Inc. distributes its products and services in essentially three manners: (1) in-house employee and independent contractor sales, (2) independent distributors and (3) outside independent contractors.

         In-house sales are generated primarily from IFS, Inc.'s executive offices located in Delray Beach, Florida, where the executive officers of IFS, Inc. actively pursue business leads for IFS, Inc.'s products. IFS, Inc. presently has one independent sales contractor (who is viewed as an "in-house" independent sales contractor as he focuses solely upon IFS, Inc.'s products and services), located in the Chicago, Illinois area, who is primarily responsible for securing customers in the area. IFS, Inc.'s officers are currently paid salaries, but no bonuses or commissions on their sales of IFS, Inc.'s products. The "in-house" independent sales contractor is paid commissions only.

         Currently, IFS, Inc. has two domestic distributors, one in the Anaheim, California area and one in Houston, Texas. Distributors execute agreements with IFS, Inc. for the area in which they desire to market IFS, Inc.'s products. These distributorship agreements currently provide for sales to distributors at wholesale prices. Distributors are essentially resellers, who purchase products from IFS, Inc. and resell the products to their customers at a mark-up from the price charged by IFS, Inc. to the distributors. Some agreements grant distributors partial exclusive territorial rights for certain types of businesses (e.g. California public schools). The distributorship agreements further provide, in some instances, that distributors have options to distribute IFS, Inc.'s products on a non-exclusive basis to other specified territories, provided that the distributor meets certain sales conditions which may be established by the distributorship agreement.

         On or about January 11, 1997, IFS, Inc. entered into an agreement with Styro Japan Co., Ltd., a Japanese corporation ("StyroJapan"), whereby IFS, Inc. sold StyroJapan an exclusive license to utilize and develop IFS, Inc.'s patented process for recycling or reconverting polystyrenes in Japan. The license differs from a distributorship agreement, as the former grants the use of the patented recycling process, whereas the latter grants the right to sell IFS, Inc.'s products, such as the Solution Machines and Styro Solve. Since 1997, there have been no further sales to Styro Japan or any licensing agreements. In addition, IFS, Inc. sold StyroJapan (through the Japanese distributor) approximately $635,800 of its product during 1997. License revenues from the Japanese company aggregated $1,000,000 in 1997.

         Outside representatives are paid commissions on sales. There are currently 8 Company representatives servicing four states, North Carolina, South Carolina, Florida and Illinois. Representatives generally execute an independent representative agreement, pursuant to which, among other things, a commission




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is payable based on sales by the representative. These agreements generally provide that IFS, Inc. will provide the sales representative with leads and training, and that the representative shall not compete with IFS, Inc.

         Depending upon the availability of additional funding, which may be derived from operations as well from additional funding efforts, neither of which are assured, IFS, Inc. intends to retain, during approximately the next twelve months, up to approximately four additional in-house sales representatives, as well as to secure additional distributors and outside sales representative relationships in other parts of the United States such as Texas, Wisconsin, California, Washington, New York, New Jersey.

         Due to limited capital resources, IFS, Inc. has not engaged in any media-type advertising, although Company personnel have performed demonstrations of IFS, Inc.'s products and services before current and prospective customers, as well as attended various industry trade shows. Depending on the availability of additional funding, as discussed above, IFS, Inc. plans to engage in advertising for its products and services utilizing infomercials, the internet, radio and co-operative advertising with other companies including restaurants, environmental groups and foam product manufacturers, as well as continue to attend and present its products and services at industry trade shows. Emphasis will be placed on education concerning the importance of recycling and protecting the environment as well as promoting IFS, Inc.'s Styro Solve System as the preferred safe and effective means of disposing of polystyrene waste.

         (3) Status of Publicly Announced New Products or Services

         IFS, Inc. has no new publicly announced products or services.

         (4) Competitive Business Conditions

         At present, to IFS, Inc.'s knowledge, IFS, Inc.'s Styro Solve System is the world's only environmentally safe and economically practical means of recycling polystyrene products and materials. IFS, Inc. potentially faces competition from two primary fronts: competing companies (technologies) and substitute products. Currently, IFS, Inc. does not believe that it faces significant competition from other companies. No assurances can be given, however, that IFS, Inc. will not face competition from new entrants into the industry, having substantially greater financial and other resources than IFS, Inc., in view of the substantial use of polystyrene products in the U.S. economy and world-wide, and in IFS, Inc.'s view, the perceived need for disposing of and recycling such products.

         Three competing companies have participated or currently participate in the polystyrene recycling market: National Polystyrene Recycling Company ("NPRC"), Dart Container Corporation ("Dart") and Resource Recovery Technology ("RRT"). One additional potential competitor, Styro Melt, was due to release their line of recycling equipment, but has yet to do so.




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         Until recently, IFS, Inc. considered its largest competitor to be
NPRC, which was originally formed as a joint venture between several major chemical and petroleum companies. NPRC recently discontinued operations as a result of, to IFS, Inc.'s knowledge, and among other factors, customer dissatisfaction in having to wash and repack polystyrene materials prior to shipment to recycling centers, utilization of valuable warehouse space to store original shipping containers, incurring of labor costs to clean and package polystyrene materials and incurring a fifteen cent per pound fee to recycle such materials.

         Dart, based in Wisconsin, currently offers a compacting machine only to the food service industry which compacts only Dart polystyrene products and requires the compacted polystyrene to be returned to Dart for recycling when full, with the required shipping charge. Additionally, Dart relied on NPRC for its recycling needs.

         RRT based in Lakeland, Florida, utilizes a system similar in nature to the Styro Solve System. RRT provides its customers with a large, six-foot stainless steel container with a solvent that resides at the base of the container. As polystyrene material is discarded into the bin, the solution melts the foam into a fluid which is later removed. However, the polystyrene material is not shredded to maximize use of the solution, which is itself a chlorine based chemical which is potentially hazardous with environmental risks. Their system is also quite expensive to operate. Upon information and belief, RRT charges a five thousand dollar fee to have a container placed in a customer's premises and one hundred forty dollars to periodically remove the gel fluid from the machine. Each one hundred forty dollar charge will process approximately 100 pounds of polystyrene, amounting to one dollar forty cents per pound, which is substantially higher than the cost per pound using IFS, Inc.'s Stryo Solve System. Since direct access must be provided to RRT's containers in order to pump out the waste, geographical limits are placed on the location of the polystyrene container. Further, limits on the placement of the container may also be imposed by requirements of the Environmental Protection Agency ("EPA") due to the caustic nature of the solution.

         The second competitive challenge to IFS, Inc. is that of substitute products; such products are primarily found in the food service industry where three general categories of products compete. They include: disposable paper products, disposable polystyrene foam products and non-disposable china products (made from various materials).

         Two concerns in the decision to use polystyrene foam products are the environmental concerns and the related public relations impact, and the economic concerns of the traditional waste management options. Due to public relations and other concerns, certain large corporations, such as McDonalds, have switched from utilizing polystyrene to paper based containers. Concerning waste management, foam products consume a tremendous amount of space for their weight. Very large dumpsters and frequent emptying, both of which are expensive, are to be expected in any operation for which polystyrene foam is a waste product.

         Paper products generally cost more than polystyrene equivalents. The U.S. Food and Drug Administration mandates that all paper-based food service ware be made from virgin materials. The production of paper materials requires more energy, creates three times more pollution and costs significantly more




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than analogous polystyrene products. Foam products are more sanitary, prevent growth and spread of bacteria, more sturdy, more thermally efficient and can be recycled instead of adding to landfills.

         As to china and tableware, in addition to the high purchase price, which will vary depending upon material and quality, non-disposable china and tableware incur greater labor and clean up costs, including expensive dish-washing equipment, detergents, water, electricity, labor, replacement of broken pieces, inspection of sewage lines and inspection by local health departments.

         In view of the foregoing, IFS, Inc. believes that polystyrene foam products are economically superior to substitute products and that with the development of the Styro Solve System, cafeterias and restaurants may have little reason to avoid making use of these products.

         Based upon 1998 production figures published by the Plastic News Magazine, the total polystyrene market aggregates approximately $8 to $10 billion in sales each year. The overall market for polystyrene recycling continues to remain underdeveloped and under-marketed due to lack of awareness of market opportunity and the current availability of technology to address polystyrene environmental concerns. In many cases, companies and institutions are unaware of the option or possibility of polystyrene foam recycling. Of the few participants in this market, none are, in IFS, Inc.'s opinion, adequately marketing the advantages of their products or the importance of recycling.

         (5) Sources and Availability of Raw Materials and Names of Principal Suppliers. The specific chemical identities, other than the terpenes, comprising IFS, Inc.'s Styro Solve solution, are considered by IFS, Inc. to be proprietary trade secrets. The ingredients comprising IFS, Inc.'s Styro Solve solution are readily available from a number of suppliers, including Chem Central, Inc., Florida Chemical, Inc., BASF, Inc., DuPont, Inc. IFS, Inc. utilizes two outside manufacturers to manufacture its four models of Solution Machines and has found both manufacturers to be timely and responsive to IFS, Inc.'s need for the Solution Machines.

         (6) Dependence on Major Customers. IFS, Inc. is not currently dependent on one or more major customers. However, IFS, Inc.'s primary source of revenue in 1997 was generated by sales to a Japanese entity, Styro Japan. This revenue is not expected to recur.

         (7) Intellectual Property. IFS, Inc. owns a U.S. patent for the process by which polystyrene is reduced to the Polygel. The patent is titled "Reduction in Polystyrene with Activated Agent." Patent # 5223543 and expires in 2010. IFS, Inc. has a patent pending for another process by which polystyrene may be reduced to Polygel. This patent pending is titled "Reduction in Polystyrene Foams with Dibastic Esters." IFS, Inc. is in the process of applying for patents on its Solution Machine design and for trademarks for the Styrosolve Solution, Polygel and the Solution Machine, within approximately the next two to three months.

         (8) Governmental Approval. At this point in time, there is no need for government approval of IFS, Inc.'s principal products or services.




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         (9) Governmental Approval, Regulation and Environmental Compliance.
The Styro Solve solution utilized in the Styro Solve System is non-hazardous and biodegradable and therefore not subject to state or federal regulations that would otherwise apply to hazardous substances. IFS, Inc. is and otherwise will be subject to local, state and federal laws, rules and regulations concerning the operation of businesses generally.

         (10) Research and Development. IFS, Inc., on its own initiative, as well as with third parties, is engaged in limited research and development concerning potentially new proprietary applications for the Styro Solve solution. Such amounts aggregated none and $81,344 in 1998 and 1997, respectively, and $21,222 and none for the nine months ended September 30, 1999 and 1998, respectively.

         (11) Employees. As of October 31, 1999, IFS, Inc. had four (4) full-time employees. IFS, Inc. also engages sales representatives and independent distributors. None of IFS, Inc.'s employees is represented by a labor union, and IFS, Inc. considers its employee relations to be good. IFS, Inc. does not anticipate the number of employees to grow significantly over the next twelve months. IFS, Inc. believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

(c) Reports to Security Holders

         Prior to filing this Form 10-SB, IFS, Inc. has not been required to deliver annual reports and has not filed reports with the Securities and Exchange Commission. In accordance with Section 12(g) of the Act, once IFS, Inc. becomes a reporting company, management anticipates that appropriate reports and other filings as may be required under the Act will be filed as they become due. To the extent that IFS, Inc. is required to deliver annual reports to security holders through its status as a reporting company, IFS, Inc. shall deliver annual reports. Also, to the extent IFS, Inc. is required to deliver annual reports by the rules or regulations of any exchange upon which IFS, Inc.'s shares may be traded, IFS, Inc. shall deliver annual reports. If IFS, Inc. is not required to deliver annual reports, IFS, Inc. will not go to the expense of producing and delivering such reports. If IFS, Inc. is required to deliver annual reports, they will contain audited financial statements as required. Prior to the filing of this Form 10-SB, IFS, Inc. has not filed reports with the Securities and Exchange Commission. Once IFS, Inc. becomes a reporting company, management anticipates that appropriate reports and other filings as may be required under the Securities Exchange Act of 1934 will have to be filed as they become due. If IFS, Inc. issues additional shares, IFS, Inc. may file additional registration statements for those shares. The public may read and copy materials IFS, Inc. files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov). The internet address of IFS, Inc.'s site is (http://SOLUTIONS-net.com/IFS).




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(d) Year 2000 Disclosure

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. IFS, Inc. does not believe that it has material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the year 2000.


         IFS, Inc. does not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at its facility. Management believes all of IFS, Inc.'s computer systems are Year 2000 compliant. IFS, Inc. keeps current with all updates and revisions with all software IFS, Inc. currently uses. It is anticipated that the software updates reflect required revisions to accommodate transactions in the Year 2000 and thereafter. Though it is not anticipated that IFS, Inc. will have a problem at the turn of the century, IFS, Inc. intends to coordinate the resolution of any Year 2000 problems with the vendors of the software IFS, Inc. utilizes. Nonetheless, IFS, Inc. recognizes the problems which may arise in connection with the Year 2000 issue.

         IFS, Inc. has informally surveyed its clients to determine the extent to which their computer systems (insofar as they relate to IFS, Inc.'s business) are Year 2000 compliant and, as a result of such informal survey, believes the Year 2000 issue will not materially affect its clients. Notwithstanding the foregoing, the failure of a major client, if any, subject to the Year 2000 issue to become Year 2000 compliant, could have an adverse effect on IFS, Inc. in regards to such clients timely ability to process Company invoices, orders and deliveries.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

         This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations and business of IFS, Inc., which could cause actual results to differ materially from those anticipated. The words "believe," "expect," "intend," "anticipate," "estimate," "plan" and similar expressions identify certain of such forward looking statements, which speak only as of the date of which they were made. All statements herein other than those consisting solely of historical facts, that address activities, events or development that IFS, Inc. expects or anticipates will or may occur in the future, including such things as business strategy, measures to implement strategy, competitive strengths, goals, projected revenues, costs and other financial results. References to future success and other events may be forward-looking statements.






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(a) Financial Condition, Changes in Financial Condition and Results of
    Operations.

         DECEMBER 31, 1998 COMPARED TO DECEMBER 31, 1997

         Revenues

         Revenues for the year ended December 31, 1998 decreased by approximately $1.7 million from 1997 due primarily to actual and threatened litigation which diverted IFS, Inc.'s management from its operations and effectively curtailed IFS, Inc.'s marketing programs and related sales efforts (refer to Part II, Item 2). In addition, during 1997 substantially all of IFS, Inc.'s sales were to two Japanese companies, one of which entered into an exclusive licensing agreement for Japan which resulted in IFS, Inc. earning a $1 million licensing fee. With respect to the other Japanese customer that purchased the Styro Solve chemical product, IFS, Inc. reduced its selling price on the expectation of increased sales volume. This resulted in lower gross profit in 1997 as compared to 1998. In 1998, IFS, Inc. did not discount its selling prices for Styro Solve.

         On or about January 11, 1997, IFS, Inc. entered into an agreement with Styro Japan Co., Ltd., a Japanese corporation ("StyroJapan"), whereby IFS, Inc. sold StyroJapan an exclusive license to utilize and develop IFS, Inc.'s patented process for recycling or reconverting polystyrenes in Japan. The license differs from a distribution agreement, as the former grants the use of the patented recycling process, whereas the latter grants the right to sell IFS, Inc.'s products, such as the Solution Machines and Styro Solve. Since 1997, there have been no further sales to Styro Japan or any licensing agreements. In addition, IFS, Inc. sold StyroJapan (through the Japanese distributor) approximately $635,800 of its product during 1997. A $1 million one time non-cancellable license fee was recorded in 1997 and -0- in all other periods.

         Cost of Sales

         Cost of sales for the year ended December 31, 1998 decreased by approximately $792,000 from 1997. The decrease was attributable to the sales quantity decrease primarily due to the absence of the Japanese sales made in 1997.

         Selling, general and administrative expenses


         Selling, general and administrative expenses for the year ended December 31, 1998 decreased by approximately $1.3 million from 1997. The more significant changes from 1997 to 1998 include the following: Rent expense decreased by approximately $162,000. Repairs, maintenance and supplies decreased by $51,000. These decreases were attributable to IFS, Inc. terminating its existing lease and relocating to a new facility with a lower monthly rent and maintenance expenses. Officers salaries decreased by approximately $382,000. This decrease was attributable to the officers reducing their annual compensation. Selling expenses decreased by approximately $591,000. This change includes a one time sales commission of $250,000 which was paid to the sales person that procured the 1997 $1 million license fee as discussed in revenues above and to decreases in selling salaries and use of consultants of $341,000 resulting from IFS, Inc.'s deliberate reduction in its selling personnel in 1998 as compared to 1997. Travel expenses also decreased by approximately $128,000. Due to a reduction in IFS, Inc.'s overall operating activities, other professional services and other expenses decreased by $35,000 and $79,000, respectively. The foregoing decreases in expenses during 1998 were offset by increases in legal fees and settlement costs of $133,000.


         Legal fees and settlement expenses aggregated $82,600 and $83,000 in 1998 and $33,500 and $0 in 1997, respectively. (See Section Item 2, Legal Proceedings).

         Research and development

         As a result of limited funds, there were no research and development expenses incurred in 1998.

         Other income (expense)


         Other expense-net in 1997 principally consists of interest expense.





         Provision for income taxes

         No provision for income taxes was necessary in 1998 and 1997 due to the loss reported for such years (see Note 4 to the financial statements). Further, given the uncertainties as to realization, the deferred tax assets have been fully reserved.

SEPTEMBER 30, 1999 COMPARED TO SEPTEMBER 30, 1998

         Revenues

         Revenues for nine months ended September 30, 1999 increased by approximately $33,000 from 1998 as a result of IFS, Inc. being able to focus on its core operations and shift its focus from dealing with actual and threatened litigation which diverted IFS, Inc.'s attention in 1998. IFS, Inc. established relationships with several new customers during this period.

         Cost of sales

         Cost of sales for the year nine months ended September 30, 1999 increased by approximately $21,000 from 1998. The increase was directly attributable to the increase in sales. For the same period, the gross profit margin improved by 7%, which resulted from IFS, Inc. being able to obtain higher selling prices for its products.

         Selling general and administrative expenses

         Selling, general and administrative for the nine months ended September 30, 1999 increased by approximately $181,000 from 1998. The increase was primarily attributable to the recording of additional compensation expense from the granting of certain stock options in 1999, increases in officer's compensation, legal and accounting fees.

         Research and development

         Research and development expenses resumed in 1999. In 1999, IFS, Inc. incurred approximately $21,000 for activities relating to improving the field performance of its Solution Machines by minimizing the customer's need for repair and servicing.

         Provision for income taxes:

         No provision for income taxes was provided in 1999 due to the recurring losses reported for the period and related uncertainty as to the recovery of the related deferred tax assets. (See Note 4 to the financial statements)

         Liquidity and Capital Resources:

         IFS, Inc.'s sources of cash, primarily from financing activities during 1997, 1998 and during the nine months ended September 30, 1999 and 1998, included proceeds from the issuance of common stock, shareholders loans from IFS, Inc.'s officers and other borrowings. Sources are as follows: (1) Common Stock issuance and exercise of options of $63,454 and $125,245 during the years ended December 31, 1998 and 1997 respectively; and $618,670 and $22,353 for the nine month period ended September 30, 1999 and 1998, respectively, (2) Shareholders loans of $46,445 and $175,000 during the years ended December 31, 1998 and 1997 respectively, and (3) Borrowings from a commercial institution in the amounts of $100,000 and $200,000 during the years ended December 31, 1998 and 1997, respectively. Operating activities used cash primarily due to IFS, Inc.'s inability to achieve a profitable level of operations. The decrease in cash used in operating activities from $880,274 to $166,421 from December 31, 1997 to December 31, 1998, was principally attributed to a decrease in the net loss from one year to another. The increase in cash used in operating activities from $131,931 for the nine months ended September 30, 1998 to $429,340 for the nine months ended September 30, 1999, was principally attributed to an increase in the net loss of $197,308 and a decrease in accounts payable and accrued expenses from one period to another in the amount of $247,697.

         Through September 30, 1999, IFS, Inc. raised approximately $574,000 from private investors.

         The material terms of the shareholder and bank loans as of September 30, 1999 consist of (i) Equipment notes to Florida First Capital Finance Corp. of $177,800 payable in monthly installments of $3,030 including principal and interest at a fixed rate of 6.5%, maturing July 1, 2004, collateralized by equipment. IFS, Inc. is in default under the terms of this loan and in violation of certain convenants, (ii) Shareholder loans from Harvey Katz and Claudia Iovino (also officers of the Company) of $70,746 payable in monthly principal installments of $5,000 and interest computed at prime rate (8.25% at September 30, 1999 and 7.75% at December 31, 1998) due on March 1, 2001, (iii) Equipment loans from CMC, Inc. of $90,513 payable in monthly installments of $3,555 including principal and interest, maturing in June 2003. (42% at September 30, 1999 and December 31, 1998), (iv) Shareholder loan from Harvey Katz and Claudia Iovino of $30,898 principal and interest due 90 days after date of note. All loans are past due and accrue interest at a 10% annual fixed rate, and (v) Related party loan from HKI, Inc. of $20,000 principal and interest due 90 days after date of note. The loan is past due and accrues interest at a 10% annual fixed rate.

         IFS, Inc. is a guarantor for a shareholder's loan to the Israel Discount Bank, Ltd. During 1999, both the shareholder and IFS, Inc. (as guarantor) were in default. In this connection, IFS, Inc. and its shareholder's entered in a forbearance agreement with the bank on June 19, 1999. Among other things, the forbearance agreement provides for the collateralization of all of IFS, Inc.'s assets and a rescheduling of the amounts due.

         IFS, Inc.'s financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the latter part of 1997 and 1998 the Company experienced protracted litigation which diverted management's efforts from its core business, and effectively curtailed the Company's marketing programs. During 1999 certain aspects of the previously mentioned litigation were resolved and the Company was able to refocus and continue its marketing efforts. IFS, Inc. has been in settlement negotiations to reduce the quantity of outstanding litigation and the threat of any potentially adverse findings. Management believes that resolving many of these matters through settlements will enable it to focus much more of its attention on sales and to spend more of its time on sales activities. Management believes that with the increased time spent on marketing efforts, increased sales will result. Since it will be mostly an increase of time spent by management which will be utilized in marketing and sales activities as opposed to increased costs for, among other things, advertising, the Company does not foresee the need for substantial, additional capital to perform such increased marketing and sales activities. In the event that substantial, additional capital is required, however, the Company would be required to seek outside funding mechanisms, of which no assurances are given that any funding would be made available to the Company or if made available, on terms satisfactory to the Company.

         IFS, Inc. is currently a party to several lawsuits, which are in various stages of litigation. Any material adverse decision against IFS, Inc. in any of such lawsuits will, in all likelihood, have a material adverse effect upon IFS, Inc. and its operations. See "PART II- ITEM 2. LEGAL PROCEEDINGS."


         Over the past three months, IFS has received RFPs (Request For Proposal) valued at over $10,000,000. RFPs are essentially request for bids for the polystyrene recycling needs of the potential customer. RFPs are normally submitted after on site testing. They are required for new, specific items and are required by larger local, county and state agencies. RFPs are ordinarily submitted for large purchases and for these purchases to occur over a period of 3-5 years.



         The types of potential clients that have submitted RFPs include multiple school districts and large corporations with in-house cafeterias.
These customers are either currently testing the Styro Solve System or are scheduled to begin testing the Styro Solve System within the next sixty days. School districts, unlike regular businesses, have three different budgets and these budgets have different year ends (June 30, September 30 and December 31). The budget that these school districts are allocating funds for the Styro Solve System is the Food Service Budget. The Styro Solve System is being considered for these school districts' June 30 budgets and if approved, products will begin shipment in the third and fourth quarters of this year.



         IFS has provided live demonstrations to a minimum of 25 potential customers and has received further interest, some of whom have informed IFS that they are allocating funds for the Styro Solve System in their budgets. If these budgets, which include funds allocated for the Styro Solve System, are approved by the appropriate persons responsible for such budget consideration, IFS anticipates that such potential customers will order the products which were included in their budgets, although no assurances can be given that any such potential customers will in fact order IFS products. Some of these potential customers have already utilized, seen or tested the Styro Solve System and determined that they desire IFS' products and if such products are approved within their proposed budgets, such potential customers will likely order the products which were included in their budgets. Currently, although these potential customers desire IFS' products and have allocated funds for the purchase of these products in their budgets, these potential customers are awaiting final approval from the appropriate persons who would be responsible for approving the budgets. Currently these potential customers have not submitted orders for IFS products.


         Unlike the Internet, the market for IFS is not relatively new and rapidly evolving. The market is established and there is long standing need for reductions in waste disposal costs. New legislation in various parts of the country have been enacted to reduce waste disposal by a 50% volume in landfills. This makes the Styro Solve System even more viable. IFS believes that the Styro Solve System is the only economical, closed loop, polystyrene recycling process available in the world today.

         In accordance with the Company's business plan, if IFS is able to obtain additional funding, of which no assurances are given, IFS intends to expand its operations and employee base, including sales, marketing, technical, operational and customer support resources. IFS also intends to further develop new and existing strategic relationships to expand its distribution channels, such as Dippy Foods in California.

         IFS, Inc. anticipates, based on current plans and assumptions relating to revenues from operations, that revenues from operations and additional third party funding or investment, if available, will be sufficient to satisfy the Company's estimated cash requirements to continue its operations. IFS, Inc. has no firm current arrangements with respect to, or sources of, additional financing. There can be no assurance that any such additional financing will be available to the Company, and if available, will enable the Company to attain profitable operations or continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amount of classification of liabilities that may result from the possible inability of IFS, Inc. to continue as a going concern. Through September 30, 1999 and December 31, 1998, the Company has incurred losses totaling $5,835,547 and $5,168,311. Negative working capital aggregated $256,025 at September 30, 1999 and $441,330 for December 31, 1998. In addition, the Company is in violation of certain of its loan covenants.

         IFS, Inc. has no material commitments for capital expenditures. Solution Machines are purchased by IFS, Inc. on an "as needed" basis based upon orders received from IFS, Inc.'s customers.


         To the extent that IFS, Inc. is able to obtain financing of at least approximately $2,000,000, IFS, Inc. intends to utilize such funds primarily for sales and marketing activities as well as for reduction of outstanding long and short term debt obligations and for the construction of a recycling facility. Management anticipates that such funds, if obtained, of which no assurances are given, together with cash flow from operations, will be sufficient to finance IFS, Inc.'s working capital requirements for approximately the next twelve months. To the extent IFS, Inc. is unable to secure such approximate amount of financing, IFS, Inc. plans to utilize any funds received for the same purposes and in the same order of priority on an approximate pro-rata basis, subject to the discretion of management to reallocate the usage of such funds. To the extent IFS, Inc. is only able to secure minimal financing, its level of operations will be materially and adversely effected.

         Other than IFS, Inc.'s school customers, there are no seasonal aspects that have had a material effect on IFS, Inc.'s financial condition or results of operation.

         From time to time IFS, Inc. may evaluate potential acquisitions involving complementary businesses, products or technologies. IFS, Inc. has no present agreements or understanding with respect to any such acquisition. IFS, Inc.'s future capital requirements will depend on many factors, including entry into strategic alliances, increases in advertising, marketing and promotions, growth of IFS, Inc.'s customer base, general economic conditions and other factors including the results of future operations. IFS, Inc. currently has four full time employees. Management does not currently expect that it will be required to hire a significant number of additional employees in the next 12 months.

         During the 12 month period following the filing of this Form 10-SB, IFS, Inc. intends to seek and obtain additional debt and/or equity financing to further develop its business operations, principally sales and marketing. No assurances are given that IFS, Inc. will be able to successfully obtain sufficient debt and/or equity financing on terms acceptable to IFS, Inc. There are no current commitments for financing IFS, Inc.'s operations. IFS, Inc.'s inability, for whatever reason, to secure additional financing on terms acceptable to IFS, Inc. will have a material adverse effect on IFS, Inc. and its operations.

         Impact of Inflation

         To the extent permitted by competition, IFS, Inc. passes increased costs attributable to inflation to its customers by increased sales prices over a reasonable period of time. Also it is IFS, Inc.'s policy to place all of its major supplier purchases out to bid.

         New Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. The statement applies to all entities and is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. IFS, Inc. did not engage in derivative instruments or hedging activities in any periods presented in the financial statements and management does not expect this statement to have a material impact on IFS, Inc.'s financial position, results of operation, or cash flows.

ITEM 3. DESCRIPTION OF PROPERTY

         IFS, Inc.'s executive offices are located in, and substantially all of its operating activities are conducted from, its leased office space located at 1885 Southwest 4th Avenue, Building B-3, Delray Beach, FL 33444. IFS, Inc. believes that it will be able to obtain suitable space as needed at competitive market rates and has the physical ability to acquire additional office space at its current location. IFS, Inc. leases approximately 3,000 square feet of office and warehouse space and does not own any real estate. IFS, Inc. is not in the business of investing in real estate or real estate mortgages.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT

         Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth certain information as of October 31, 1999 about each person who is known to IFS, Inc. to be the beneficial owner of more than 5% of IFS, Inc.'s Common Stock:

         Security Ownership of Management:


Title of Class       Name and Address          Amount and Nature                Percent of Class
                     Of Beneficial Owner       of Beneficial Owner


Common               Harvey Katz,              2,920,791(1)                           21%
                     Chief Executive Officer/
                     Director
                     50 East Rd. #7E
                     Delray Beach, FL

Common               Antonio Bianco              380,000                               3%
                     Chief Operating Officer
                     5801 N.W. 74th Terr
                     Parkland FL



Common               Claudia Iovino                  2,303,117(2)                    17%
                     President/Director
                     6364 Amberwoods Dr.
                     Boca Raton, FL

Common               Diane Lucien, Director             25,000(3)                 less than 1%
                     22732 S.W. 10th St.
                     Boca Raton, FL  33433

                     All directors and executive
                     officers as a group
                     (4 persons)                     5,968,435(4)                    40%


(*) All percentages are calculated based upon 13,783,390 shares issued and outstanding as of the date of filing this Form 10-SB plus exercisable warrants and options within 60 days.

(1) Includes warrants to purchase 181,360 shares of common stock; See Item 8 "Warrants." See also, Item 6, "Executive Compensation."
(2) Includes warrants to purchase 158,167 shares of common stock; See Item 8 "Warrants." See also, Item 6, "Executive Compensation" plus 647,500 shares of common stock jointly owned with husband plus 419,520 shares of common stock owned by a Company that Mrs. Iovino has a controlling interest.
(3) Includes warrants to purchase 25,000 shares of common stock; See Item 8, "Description of Securities; Warrants."
(4)  Includes warrants to purchase 339,527 shares of Common Stock

(c) Changes in Control. There is no arrangement which may result in a change of control.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a) Directors and Executive Officers

         As of October 31, 1999, the directors and executive officers of IFS, Inc., their ages, positions in IFS, Inc., the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:

                                                      Period Served as Director/
     Name              Age        Position            Officer
     ----              ---        --------            -------------------------
Harvey Katz            52         Chief Executive
                                   Officer/Director   1993 to present
Claudia Iovino         61         President/Director  1993 to present
Antonio Bianco         50         Chief Operating
                                   Officer            April 1999 to present
Diane Lucien           44         Director            February 1999 to present

(b) Business Experience

         HARVEY KATZ - CHIEF EXECUTIVE OFFICER. In addition to his duties at IFS, Inc. which commenced in 1993, Mr. Katz is a consultant to HKI, Inc., an entity in which he is an investor, for which Mr. Katz previously served as President from 1982 to 1998 (See also Item 7 below). As President of HKI, Inc., Mr. Katz developed that company's marketing plans for its NU Silver, Brass Plus, and Dumpster Fresh products. Mr. Katz was formerly a Trust Accountant at Continental Illinois National Bank, Assistant District Accountant at Berman Truck Leasing, and President of both HKC Enterprises and HK Measure Service.

         Mr. Katz was educated at Loop City College, Loyola University, and the University of Chicago, all in Chicago, Illinois. He has had articles published by the University of Florida Department of Plastics Information regarding the Styro Solve method of Polystyrene reduction. Mr. Katz served in the US Army National Guard, where he was activated for the Vietnam War and ultimately received an Honorable Discharge. Mr. Katz is Co-Chairman of the Broward County Recycling Committee (for commercial purposes).

         CLAUDIA IOVINO - PRESIDENT AND DIRECTOR. Ms. Iovino has been employed by and has served as a director of IFS, Inc. since 1993 and currently serves as the President of IFS, Inc. From 1982 until this year, Ms. Iovino was the CEO of HKI, Inc., an entity in which she holds a controlling interest. Ms. Iovino has experience in many aspects of operating a growing company involved in the development, manufacturing and marketing of chemical products and has experience in the day-to-day operation of a small chemical plant, including sales coordination.

         ANTONIO BIANCO - CHIEF OPERATING OFFICER. Prior to joining IFS, Inc. in April 1999, Mr. Bianco was self employed as a management consultant from 1997 to March 1999 and was Vice President/General Manager from 1993-1997 and Vice President/Operations and Finance from 1989-1992 of Cool Care, Inc., a Deerfield Beach, Florida based subsidiary of Dole Food Co., where he dealt with the design and manufacture of equipment and refrigerated facilities for major retail and wholesale food distributors internationally. Mr. Bianco is fluent in both French and Italian.

         DIANNE LUCIEN - DIRECTOR. Ms. Lucien has owned and operated her own consulting firm for the past ten years which specializes in accounting software and management consulting. She received her B.S. degree in accounting from Arizona State University. Prior to her consulting business, she was employed by Deloitte, Haskins and Sells (now Deloitte Touche) in Arizona, New York and Florida, in the audit and emerging business consulting department. Her practice specializes in the manufacturing, job shop, distribution and service industries.

         IFS, Inc.'s directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. IFS, Inc.'s officers are appointed by the Board of Directors and serve at the pleasure of the Board and subject to employment agreements, if any, approved and ratified by the Board.

(c) Directors of Other Reporting Companies

         None of IFS, Inc.'s executive officers or directors is a director of any company that files reports with the Securities and Exchange Commission.

(d) Significant Employees-Not applicable.


(e) Family Relationships

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of IFS, Inc.

(f) Involvement in Certain Legal Proceedings

         None of the officers, directors, promoters or control persons of IFS, Inc. have been involved in the past five (5) years in any of the following: (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) Any conviction in criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6. EXECUTIVE COMPENSATION

         The following table sets forth certain summary information concerning aggregate compensation paid to IFS, Inc.'s chief executive officers. No other officer received compensation of $100,000 or more during the periods presented.



                                                                 Long Term Compensation
                    Annual Compensation                         Awards            Payouts
------------------------------------------------------  ----------------------  -----------
Name                                            Other              Securities
And                                             Annual  Restricted Underlying
Principal                                       Compen-   Stock      Options/     LTIP      All other
Position          Year      Salary    Bonus    sation(1)  Awards       SARs      Payouts   Compensation
---------         ----     --------   -----    --------- --------- ----------    -------   ------------

Harvey Katz       1998     $  2,884     n/a     $77,116     n/a        n/a         n/a          n/a
Chief Executive   1997     $120,750                                                           $6,360(2)
Officer                                 n/a     n/a         n/a        n/a         n/a          n/a



(1)  Represents stock issued in lieu of cash for salary.
(2)  Represents auto allowance.

         Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

                                                      Number of
                                                      Securities                      Value of
                                                      Underlying                      Unexercised
                                                      Unexercised                     In-the-Money
                                                      Options/SARs at                 Options/SARs at
                                                      FY-End(#)                       FY-End ($)

              Shares Acquired                         Exercisable/                    Exercisable/
              on Exercise (#)   Value Realized($)     Unexercisable                   Unexercisable

         -----------------------------------------------------------------------------------------------
                                                 Exercisable/Unexercisable     Exercisable/Unexercisable
                                                 ----------- -------------     ----------- -------------
Harvey Katz        None               None         181,360        --               $ 0         $ --

         On or about October 1, 1996, IFS, Inc. entered into an employment agreement with Harvey Katz. Pursuant to this agreement, Mr. Katz was retained as IFS, Inc.'s chief executive officer at an annual salary of $150,000, subject to increases as provided therein, plus reimbursement for expenses, including, but not limited to, automobile expenses. The agreement was amended in September 1998 to provide for Mr. Katz's salary to be $80,000.00 per year. The agreement further provides that if Mr. Katz is terminated without cause as defined in the agreement, he will be entitled to a severance payment equal to thirty six months of employment.

         On or about October 1, 1996, IFS, Inc. executed an employment agreement with Claudia Iovino. Pursuant to this agreement, Ms. Iovino was retained as the president of IFS, Inc. at an annual salary of $120,000, subject to increases as provided therein, plus reimbursement for expenses, including, but not limited to, automobile expenses. The agreement was amended in September 1998 to provide for Ms. Iovino to serve as president of IFS, Inc. at an annual salary of $80,000 per year. The agreement further provides that if Ms. Iovino is terminated without cause as defined in the agreement, she will be entitled to a severance payment equal to thirty six months of employment.

         On or about October 1, 1996, IFS, Inc. entered into an employment agreement with Anthony DiChiara. Pursuant to this agreement, Mr. DiChiara was retained as IFS, Inc.'s treasurer at an annual salary, subject to increases as provided therein, of $80,000. Mr. DiChiara later agreed to accepted a position with the company as its controller. Mr. DiChiara has sued IFS, Inc. alleging that he is due a severance pay based on the agreement retaining him as the treasurer. It is IFS, Inc.'s position that the agreement retaining Mr. DiChiara was mutually terminated and no further obligations were due under the agreement retaining him as treasurer.

         On or about April 5, 1999, IFS, Inc. executed an employment agreement with Antonio Bianco. Pursuant to this agreement, Mr. Bianco was retained as IFS, Inc.'s chief operating officer at an annual salary of $50,000, subject to increases as provided therein. The agreement also provides for Mr. Bianco to exercise options to purchase IFS, Inc.'s common stock at a price of between $.10 and $1.00 over a period of five years. The agreement further provides that if Mr. Bianco is terminated without cause as defined in the agreement, Mr. Bianco will be entitled to a severance payment equal to twelve months of employment.

         There is no standard or any other arrangements, pursuant to which any director of the registrant was compensated for any services provided as a director. Accordingly, no director was compensated for services provided as a director for the periods presented.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the past two (2) years, IFS, Inc. has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of IFS, Inc.'s Common Stock, except as disclosed in the following paragraphs:

         On or about May 20, 1993, IFS, Inc. entered into a five year agreement with HKI, Inc., whereby IFS, Inc. granted to HKI the exclusive manufacturing and bottling rights for the Styro Solve Solution. The agreement provided that as long as HKI, Inc. could timely provide IFS, Inc. with the Styro Solve Solution, IFS would purchase the Styro Solve Solution from HKI, Inc. The agreement provided for two renewal periods of five years each. Such amounts aggregated $4,000 in 1998 and $441,000 in 1997. Neither company renewed the agreement when it expired on or about May 20, 1998. HKI, Inc. is a Florida Corporation related to IFS due to its common ownership by Claudia Iovino. Mrs. Iovino, a principal of IFS, Inc. owns a controlling interest in HKI, Inc.

         On or about October 21, 1997, IFS, Inc. borrowed from its officers, Mrs. Claudia Iovino and Mr. Harvey Katz, $134,700. This loan is payable in monthly principal installments of $5,000 and interest computed at prime rate (8.25% at September 30, 1999 and 7.75% December 31, 1998). Amounts outstanding as of September 30, 1999 and December 31, 1998 totaled $70,746 and $111,553, respectively.

         IFS, Inc. is a guarantor for the shareholder's loan to the bank. During 1999, both the shareholder and IFS, Inc. (as guarantor) were in default. In this connection, IFS, Inc. and its shareholders entered into a forbearance agreement with the bank on June 19, 1999. Among other things, the forbearance agreement provides for the collateralization of all of IFS, Inc.'s assets and a rescheduling of the amounts due.

         During the year ended December 31, 1997, IFS, Inc. issued 181,360 shares of common stock to Harvey Katz, in satisfaction of accrued compensation of $272,040 that was recorded in 1996. IFS, Inc. also granted warrants to purchase 181,360 shares of common stock at $2.50 per share expiring on May 31, 2001. Additionally, during 1999, 300,000 shares of common stock were issued to him for compensation aggregating $80,000.

         During the year ended December 31, 1997, IFS, Inc. issued 108,444 shares of common stock to Anthony DiChiara, a former employee of IFS, Inc., in satisfaction of accrued compensation of $162,666 that was recorded in 1996.

         Through December 31, 1998, IFS, Inc. has borrowed from Harvey Katz and Claudia Iovino, the amount of $105,600 for working capital. The loans bear interest at 10% and are payable over a 90 day period. All loans are past due. Amounts outstanding at September 30, 1999 and December 31, 1998, totaled $30,898 and $66,445, respectively.

         During the year ended December 31, 1997, IFS, Inc. issued 158,167 shares of common stock to Claudia Iovino in satisfaction of accrued compensation of $237,250 that was earned and recorded in 1996. IFS, Inc. also granted warrants to purchase 158,167 shares of common stock at $2.50 per share expiring on May 31, 2001. Additionally, during 1999, 300,000 shares of common stock were issued to her for compensation aggregating $80,000. Refer to Item 4 for further details.

         Between April 1, 1999 and July 31, 1999, IFS, Inc. issued Antonio Bianco, an officer, options to purchase 1,150,000 shares of IFS, Inc.'s common stock at prices ranging from $.10 to $1.00. The options vest from April 1999 to April 2000 and have expiration dates ranging from July 1999 to April 2002. IFS, Inc. valued these options using the Black-Scholes Method. 450,000 options were exercised during the nine month period ended September 30, 1999.

         On or about May 1, 1998, IFS, Inc. executed an employment agreement with Robert Kauffman for Mr. Kauffman to serve as IFS, Inc.'s chief executive officer for a period of five years. The terms of the agreement generally provided for Mr. Kauffman to act as chief executive officer at a $150,000 per year salary. IFS, Inc. contends that Mr. Kauffman never activated the contract or assumed the position for which he had been contracted and had otherwise materially and repeatedly breached the agreement. See, however, Part II, Item 2 below.

         IFS, Inc. currently shares office space with HKI, Inc., which is currently owned primarily by Claudia Iovino, IFS, Inc.'s president. IFS, Inc. subleases space from HKI, Inc. at a rent of $12,000 per year, which includes electricity. The companies maintain their own telephone lines and currently pay their own office expenses.


ITEM 8. DESCRIPTION OF SECURITIES

         Common Stock

         IFS, Inc.'s Articles of Incorporation authorizes the issuance of 20,000,000 shares of Common Stock, $.01 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders.

Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of IFS, Inc., the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the shares of Common Stock issued and outstanding are fully paid and non assessable.

         Warrants

         Each purchaser who purchased IFS, Inc.'s common stock pursuant to its
Section 4(2) and 4(6) private placement of stock in 1996 received warrants to purchase IFS, Inc.'s common stock, exercisable at a price of $2.50. Some of IFS, Inc.'s employees and officers were issued warrants exercisable at $1.50. All of the warrants expire May 31, 2001. The total number of shares subject to warrants are 2,958,222.



PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

         IFS, Inc.'s Common Stock currently trades on the "Pink Sheets". Prior to December 15, 1999, IFS, Inc.'s common stock was traded on the Over-The-Counter Bulletin Board (OTC:BB) under the trading symbol "IFOS". IFS, Inc.'s Common Stock was listed for trading on the OTC:BB on September 17, 1998, at which time there was a trading market for such shares. Since such time there has been a limited trading market for IFS, Inc.'s Common Stock. OTC Quotations presented reflect inter-dealer prices with related retail mark-up or commission and may not represent actual transactions. Effective November 15, 1999, IFS, Inc. was no longer in compliance with the National Association of Securities Dealers, Inc. (NASD(R)) filing requirements. Accordingly, the letter "E" was appended to the trading symbol. Since the Securities and Exchange Commission had not approved IFS, Inc.'s Form 10-SB, which was filed on November 24, 1999, by December 15, 1999, the deadline for the approval of IFS, Inc.'s Form 10-SB, IFS, Inc. was removed from the OTC:BB. Once the NASD receives notification that IFS, Inc. has fully complied with the filing requirements and same has been approved by the SEC, IFS, Inc. intends to take all necessary actions to become relisted on the OTC:BB.

         The following table sets forth the average closing prices for the Common Stock for each calendar quarter and subsequent interim period since the Common Stock commenced actual trading, as reported by the National Quotation Bureau, and represent the average closing price at the end of the business day:


Fiscal 1999                                 Closing Price
-----------                                 -------------

First Quarter                               $.15

Second Quarter                              $.25

Third Quarter                               $.25


Fiscal 1998                                 Closing Price
-----------                                 -------------

Third Quarter                               $.75

Fourth Quarter                              $.29

         There can be no assurance that an active public market for the Common Stock will develop or be sustained. In addition, the shares of Common Stock are subject to various governmental or regulatory body rules which affect the liquidity of the shares.

Holders

         There were approximately 186 holders of record of IFS, Inc.'s Common Stock as of January 19, 2000.

Dividends

         IFS, Inc. has never paid cash dividends on its Common Stock and does not intend to do so in the foreseeable future. IFS, Inc. currently intends to retain its earnings for the operation and expansion of its business. IFS, Inc.'s continued need to retain earnings for operations and expansion are likely to limit IFS, Inc.'s ability to pay dividends in the future.

ITEM 2. LEGAL PROCEEDINGS


IFS, Inc. is involved in several legal proceedings as described below.

         IFS, Inc. has not filed any significant lawsuits as of the date of this filing. IFS, Inc. has been and continues to be a defendant in several lawsuits. IFS, Inc. believes that it has accrued in its financial statements the estimated amount of all legal settlements. Such lawsuits primarily involve (I) former employees who allege that their agreements with IFS, Inc. entitled them to additional compensation upon their termination which IFS, Inc. has disputed, and
(II) allegedly past due debts of IFS, Inc. Two additional matters which were brought against IFS, Inc. involved allegations by the Plaintiffs that certain principals of IFS, Inc. dissipated IFS, Inc.'s funds in bad faith. These two additional matters have been stagnant for approximately one year, as neither of the Plaintiffs have continued to prosecute their cases during such time.

         IFS, Inc. believes that only two of the cases--number 1 and 4 below--have any connection with each other. Mr. Greenfield, the plaintiff in case number 1 below, was purportedly one of the attorneys for Mr. Northcutt and possibly others, who initially threatened litigation against IFS, Inc. In an effort to resolve such threatened litigation, IFS, Inc. settled with Mr. Northcutt and the other complainants. As part of the settlement, IFS, Inc. issued stock to such complainants, who in turn directed a portion of such stock be issued to their attorneys, in consideration for their legal fees. Accordingly, Mr. Greenfield became a stockholder in IFS, Inc. and subsequently sued IFS, Inc. as described below (number 1). In disregard for the settlement, Mr. Northcutt subsequently sued IFS, Inc. in the case described below
(Number 4).

(1) Greenfield v. International Foam Solutions, Inc., et al., case no. 98-005083 in Palm Beach Circuit Court, Palm Beach County, Florida. Leo Greenfield is an alleged Company stockholder who sued IFS, Inc. for, among other things, breach of fiduciary duty and related causes of action. He has also sought to appoint a receiver of the corporation. He claims that many IFS transactions involved conflicts of interest and seeks to void same. The matter is in the discovery phase of the litigation. No trial dates have been set. IFS, Inc. and Mr. Greenfield have reached a verbal agreement to fully resolve the matter, however, no written agreements have been executed although same have been sent to Mr. Greenfield for his signature several months ago. IFS, Inc. intends to continue to vigorously defend this matter in the event that settlement documents are not executed.

(2) A.L. Garey v. International Foam Solutions, Inc., et al., case no. 97-18073 COCE 53 in Broward County Court, Broward County, Florida. A.L. Garey was a prior manufacturer of the Solution Machines. The plaintiff claims it is owed approximately $10,000 for parts which it allegedly purchased in connection with the fulfillment of IFS, Inc.'s order, but which were unassembled by it because of a mutual termination of their agreement for the plaintiff to manufacture the Solution Machines. The Company alleges that the plaintiff caused damages in excess of $10,000 by negligently designing and constructing the machines. IFS, Inc. recently settled this matter. This settlement does not materially affect IFS, Inc.'s current operations.

(3) Florida First Capital Finance Corporation v. International Foam Solutions, Inc., et al., case no. C1099-371-35, Orange County Circuit Court, Orange County, Florida. In January 1999, the plaintiff sued IFS, Inc. alleging that it is in default of a promissory note in the principal amount of $200,000. IFS, Inc. contends it does not owe the full amount allegedly past due. The proceeding is in the discovery phase. No trial dates have been set. IFS, Inc. has recorded the outstanding amount of the promissory note on the balance sheet.

(4) Northcutt, et al. v. International Foam Solutions, Inc., et al., case number 98-001836 AB, Palm Beach County Florida Circuit Court. The plaintiffs are shareholders of IFS, Inc. and alleged certain causes of action substantially similar to, and to IFS, Inc.'s belief in cooperation with, Mr. Greenfield's litigation against IFS, Inc. (see (#1) above). However, this case was dismissed with leave to amend and the plaintiffs failed to amend their complaint within the time allowed by the judge.
     The matter has been dismissed.

(5) Keefer v. International Foam Solutions, Inc., case no. 98-006525, Palm Beach County Florida Circuit Court. Mr. Keefer is a former employee who has sued IFS, Inc. for alleged breach of an employment contract. Mr. Keefer claims he is entitled to a severance pay in the amount of approximately $56,000.00 under the employment contract because he alleges he was terminated without cause. However, it is IFS, Inc.'s position that Mr. Keefer walked off the job and effectively quit, and accordingly, not entitled to any severance under the employment agreement. IFS, Inc. recently settled this matter. The settlement requires that IFS, Inc. issue restricted stock to the Plaintiff and make certain payments over the course of less than one year. The exact terms of the agreement are confidential by agreement of the parties. This settlement does not materially affect IFS, Inc.'s current operations.

(6) D'Agostino v. International Foam Solutions, Inc., case no. 98-6523 AB, Palm Beach County, Florida Circuit Court. Mr. D'Agostino is a former employee who has sued IFS, Inc. for breach of an employment contract. D'Agostino claims he is entitled to a severance pay in the amount of approximately $42,000 under an employment contract because he alleges he was terminated without cause. However, IFS, Inc. terminated D'Agostino with cause and accordingly, D'Agostino was not entitled to the severance under the employment agreement. IFS, Inc. recently settled this matter. The settlement requires that IFS, Inc. issue restricted stock to the Plaintiff and make certain payments over the course of less than one year. The exact terms of the agreement are confidential by agreement of the parties. This settlement does not materially affect IFS, Inc.'s current operations.

(7) DiChiara v. International Foam Solutions, Inc., case number CL 98-9930 AH, in the Palm Beach County Florida Circuit Court. Mr. Dichiara is a former employee who has sued IFS, Inc. for, among other things, alleged breach of an employment contract. Dichiara claims he is entitled to a severance pay in the amount of approximately $80,000 under the employment contract because he alleges he was terminated without cause. However, IFS, Inc. contends that it entered into a new agreement with Dichiara to be employed in a different capacity, which was treated as a novation of the former agreement with Dichiara, and as such Dichiara was not entitled to the severance under the former employment agreement. A trial which was originally scheduled for February 22, 2000, has been continued to a later undetermined date, and will be vigorously defended by IFS, Inc.

(8) Ecological Technologies, Inc. v. International Foam Solutions, Inc., case number 98-003218 in the Palm Beach County Florida Circuit Court. The plaintiff sued IFS, Inc. for breach of a promissory note and is attempting to foreclose on certain Japanese patent rights of IFS, Inc. which were pledged as collateral for the note. A judgment was entered against IFS, Inc. in the amount of approximately $11,000. However, IFS, Inc. has satisfied this in full and accordingly, ownership of any Japanese patent rights are no longer in dispute. The plaintiff also sued IFS, Inc. for damages due to its allegation that IFS, Inc. is doing business in Japan, where the plaintiff claims it has exclusive territorial rights, a claim which IFS, Inc. denies. No trial date has been set and the parties will engage in discovery on this separate claim for damages. IFS, Inc. will vigorously defend this lawsuit.

(9) Robert Kauffman v. International Foam Solutions, Inc., et al., case number 99012968, in the Broward County Florida Circuit Court. Mr. Kauffman, who has alleged that he was the former CEO of IFS, Inc. has sued IFS, Inc. for, among other things, breach of an employment agreement, claiming damages in excess of $150,000 resulting from IFS, Inc.'s alleged breach of the employment agreement. It is IFS, Inc.'s position that Mr. Kauffman, although he executed the agreement, never activated the contract or assumed the role of CEO and otherwise materially failed to perform under the agreement. This case is in the discovery phase and IFS, Inc. intends to vigorously defend this matter. In this connection, IFS, Inc. does not believe it has any obligations to Mr. Kauffman. Accordingly, it is too early for counsel to assess the likelihood of success, therefore no amounts have been accrued.

(10) Sovis & Scholl v. International Foam Solutions, Inc., case number MC 99-14670 RE, in the Palm Beach County Florida Circuit Court. The Plaintiffs claimed they were mislead by a former Company employee when they purchased IFS, Inc.'s stock. They sought to rescind their stock purchase. The plaintiffs and IFS, Inc. have verbally agreed to settle the case and the parties are in the process of executing settlement agreements, whereby IFS will pay the Plaintiffs a settlement amount over a three month period. This settlement does not materially affect IFS, Inc.'s current operations.

(11) Waterview Resolution Corp. ("WRC"). WRC has sent IFS, Inc. a demand letter seeking the payment of $11,166.79 which WRC claims is a deficiency balance owed by IFS, Inc. when WRC sold certain equipment (floor cleaning equipment) in connection with an alleged default of an equipment lease. IFS, Inc. denies that any sums are due under any lease agreement. The parties have not engaged in any settlement discussions and no litigation has been filed, although WRC still claims such amount is due. Accordingly, it is too early for counsel to assess the likelihood of success, therefore no amounts have been accrued.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         - Not applicable -

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         IFS, Inc.'s last securities offering, which occurred between November 1998 and April 1999 and then between April 1999 and December 1999, was pursuant to Rule 504 of Regulation D. In 1998, IFS, Inc. sold its common stock for an aggregate amount of $73,454.00 to less than 35 non-accredited investors and to accredited investors, thereby complying with the purchaser requirements of Regulation D. In April 1999, when the amendments to Rule 504 became effective, IFS, Inc. terminated its prior 504 offering which was sold to less than 35 non-accredited investors and to accredited investors, thereby complying with the purchaser requirements of Regulation D. Subsequently, IFS, Inc. engaged in a new 504 offering, which if aggregated with the funds raised from the offering immediately prior thereto, did not exceed $1,000,000.00. During this latter 504 offering, IFS, Inc. sold its common stock only to accredited investors. From January, 1999 through November, 1999, IFS, Inc. sold its common stock for an aggregate amount of $646,334.00. The following table breaks down, by month, the cumulative number of shares sold of IFS, Inc.'s common stock and the type of investor (accredited or non-accredited) the shares were sold:

Month         # of Shares Sold              Accredited (A) or Non-Accredited(N)
-----         -----------------             -----------------------------------

11/98              140,211                                  A
12/98               24,000                                  A
1/99               400,000                                  A
2/99               200,000                                  A
3/99               500,000                                  A
4/99             1,133,533                                  A
5/99               200,167                                  A
6/99                75,000                                  A
7/99             1,099,720                                  A
8/99               100,000                                  A
9/99                64,706                                  A
10/99              100,000                                  A

         From January 1997 through December 1997, IFS, Inc. sold 55,401 shares of the common stock for $125,245. Such sales were effected to accredited investors, pursuant to Section 4(2) and 4(6) of the Securities Act.

         Securities sold other than for cash are as follows:


                              Common
                              Shares         Amount
                           -----------     ----------

1997:
----

Compensation                 447,971        $671,956
Professional Services          3,000        $  4,500
Legal Settlement(1)          206,000        $345,188

1998:
-------
Professional Services        370,000        $ 79,999

1999:
-----

Compensation                 600,000        $160,000
Professional Services        122,842        $ 50,454

(1) Accrued in 1996.



ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Business Corporations Act contains provision entitling directors and officers of IFS, Inc. to indemnification from judgements, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, as the result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of IFS, Inc., provided said officers or directors acted in good faith.

         In so far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling IFS, Inc. pursuant to the foregoing provisions, or otherwise, IFS, Inc. has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of IFS, Inc. of expenses incurred or paid by a director, officer, or controlling person of IFS, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being offered hereby, IFS, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART F/S
                                    PART III
                                     Item 1
                                     Item 2



                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2000                      International Foam Solutions, Inc.

                                            By: /s/    Harvey Katz
                                               --------------------------------
                                                       Harvey Katz, CEO

                                 EXHIBIT INDEX


27     Financial Data Schedule (for S.E.C. use only)
99.1   Articles of Incorporation
99.2   Company By-Laws
99.3   CMC financing agreement
99.4   Promissory Note
99.5   Warrants (form)
99.6   Japan Licensing Agreement
99.8   Form of Stock Certificate
99.9   Employment Agreement with Harvey Katz
99.10  Employment Agreement with Claudia Iovino
99.11  Employment Agreement with Tony Bianco


*  Filed herewith

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Certified Public Accountants                                   F-2

Balance Sheets at September 30, 1999 (unaudited) and December 31, 1998               F-3

Statements of Operations for the nine months ended September 30, 1999
         (unaudited) and 1998 (unaudited) and for the years ended
          December 31, 1998 and 1997                                                 F-4

Statements of Stockholders' Equity (Deficit) for the nine months ended
         September 30, 1999 (unaudited) and for the years ended
         December 31, 1998 and 1997                                                  F-5

Statements of Cash Flows for the nine months ended September 30, 1999
         (unaudited) and 1998 (unaudited) and for the years ended
         December 31, 1998 and 1997                                                  F-6

Notes to Financial Statements                                                        F-7


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of International Foam Solutions, Inc.


We have audited the accompanying balance sheet of International Foam Solutions, Inc. as of December 31, 1998 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of IFS, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Foam Solutions, Inc. at December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming IFS, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, IFS, Inc. had cumulative losses since inception in 1993 and is dependent upon outside financing to expand its operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Miami, Florida
October 29, 1999, except for Note 13               BDO Seidman, L.L.P.
  which is as of November 15, 1999

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                                 BALANCE SHEETS


                                                                       SEPTEMBER 30,      DECEMBER 31,
                                                                           1999              1998
                                                                       -------------      ------------
                                                                       (UNAUDITED)

ASSETS (NOTES 5 AND 7)

CURRENT
     Cash                                                              $    64,954       $     1,145
     Accounts receivable, less allowance for doubtful  accounts
       $132,000                                                             27,228            25,605
     Inventories                                                           366,117           419,560
     Prepaid expenses and other                                             12,159            12,159
                                                                       -----------       -----------

Total current assets                                                       470,458           458,469

PROPERTY AND EQUIPMENT, net (Note 3)                                       193,319           205,623

PATENTS, less accumulated amortization of $92,216 and $81,881              142,055           152,390

DEPOSITS AND OTHER                                                          18,789            18,028
                                                                       -----------       -----------
                                                                       $   824,621       $   834,510
                                                                       ===========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
     Current maturities of notes payable (Note 5)                          211,119           230,204
     Current maturities of notes payable to stockholders (Note 5)           90,898            96,445
     Accounts payable                                                      201,574           263,534
     Accrued salaries                                                      127,000           209,000
     Accrued legal costs                                                    83,000            83,000
     Other accrued expenses                                                 12,892            17,616
                                                                       -----------       -----------
Total current liabilities                                                  726,483           899,799
                                                                       -----------       -----------
Notes payable, less current portion (Note 5)                                77,194            86,848
Notes payable to shareholders, less current portion (Note 5)                10,746            81,553
                                                                       -----------       -----------
Total liabilities                                                          814,423         1,068,200
                                                                       -----------       -----------
COMMITMENTS AND CONTINGENCIES (NOTES 6 AND 13)

STOCKHOLDERS' (DEFICIT) EQUITY (NOTE 8)
     Common stock, par value $.01, 20,000,000
         shares authorized, 13,673,390 and 8,850,264
         shares issued and outstanding (Note 6)                            136,734            88,503
     Additional paid-in capital                                          5,741,379         4,856,276
     Deficit                                                            (5,835,547)       (5,168,311)
     Stock subscriptions receivable for 80,525 and 25,000
         shares of Common stock                                            (32,210)          (10,000)
     Treasury stock, at cost (39,764 shares)                                  (158)             (158)
                                                                       -----------       -----------
Total stockholders' equity (deficit)                                        10,198          (233,690)
                                                                       -----------       -----------
                                                                       $   824,621       $   834,510
                                                                       ===========       ===========



         See accompanying notes to financial statements.

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                            STATEMENTS OF OPERATIONS




                                                FOR THE           FOR THE                       FOR THE
                                              NINE MONTHS        NINE MONTHS                  YEARS ENDED
                                                 ENDED              ENDED                     DECEMBER 31,
                                             SEPTEMBER 30,      SEPTEMBER 30,        ------------------------------
                                                 1999               1998                1998                1997
                                             -------------      -------------        ----------          ----------
                                             (UNAUDITED)         (UNAUDITED)
REVENUES:
Product sales                                $    59,728         $   27,107          $   47,543         $   718,187
Licensing fee (Note 11)                               --                 --                  --           1,000,000
                                             -----------         ----------          ----------          ----------
                                                  59,728             27,107              47,543           1,718,187
                                             -----------         ----------          ----------          ----------

OPERATING EXPENSES:
Cost of sales (exclusive of depreciation
 and amortization shown separately below)
 (Note 7)                                         42,062             21,021              35,168             827,027
Selling, general and administrative
  (Notes 6 and 8)                                585,819            405,271             489,112           1,835,658
Research and development                          21,222                 --                  --              81,344
Depreciation and amortization                     43,067             57,935              68,502              31,945
Abandonment of leasehold improvements
 and fixed assets                                     --              5,000               5,000              72,202
                                             -----------         ----------          ----------          ----------
                                                 692,170            489,227             597,782           2,848,176
                                             -----------         ----------          ----------          ----------
LOSS FROM OPERATIONS                            (632,442)          (462,120)           (550,239)         (1,129,989)
                                             -----------         ----------          ----------          ----------

OTHER INCOME (EXPENSE):
Interest income                                       --                 32                  32              12,622
Other income (Note 11)                               548                                                         --
Interest expense                                 (35,342)           (13,840)            (30,759)            (19,238)
                                             -----------         ----------          ----------          ----------
Total other income (expense)                     (34,794)           (13,808)            (30,727)             (6,616)
                                             -----------         ----------          ----------          ----------
NET LOSS (NOTE 4)                            $  (667,236)          (475,928)           (580,966)        $(1,136,605)
                                             -----------         ----------          ----------          ----------
NET LOSS PER SHARE
  Basic and diluted
WEIGHTED AVERAGE NUMBER OF
 OUTSTANDING SHARES                           $     (.06)        $     (.06)         $     (.07)        $      (.14)
  Basic and diluted                           11,045,060          8,460,660           8,568,869           8,274,700
                                             ===========         ==========          ==========          ==========




                See accompanying notes to financial statements.

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                  STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
                                    (NOTE 8)




                                         Common Stock           Additional                     Stock                       Total
                                    ----------------------       paid-in                    Subscriptions   Treasury   Stockholders'
                                      Shares       Amount        Capital        Deficit      Receivable      Stock         Equity
                                    ---------     ---------    -----------     --------     -------------   --------   -------------
Balance at January 1, 1997          7,703,681     $  77,037     $3,840,056   $(3,450,740)      $  --        $  --         $ 466,353

Issuance of common stock for cash      55,401           554        124,691            --          --           --           125,245

Compensation charges in connection
 with issuance of warrants (Note 8)        --            --         71,472            --          --           --            71,472

Issuance of common stock in
 satisfaction of officers' accrued
 compensation (Note 8)                447,971         4,480        667,476            --          --           --           671,956

Issuance of common stock in
 exchange for services                  3,000            30          4,470            --          --           --             4,500

Issuance of common stock in
 connection with a legal
 settlement agreement                 206,000         2,060             --            --          --           --             2,060

Net loss for year                          --            --             --    (1,136,605)         --           --        (1,136,605)
                                   ----------      --------     ----------   -----------    --------        -----          --------

Balance at December 31, 1997        8,416,053        84,161      4,708,165    (4,587,345)         --           --           204,981

Issuance of common stock in
 exchange for compensation and
 professional services (Note 8)       270,000         2,700         76,299            --          --           --            78,999

Issuance of common stock for cash     139,211         1,392         62,062            --          --           --            63,454

Stock subscriptions receivable         25,000           250          9,750            --     (10,000)          --                --

Treasury stock acquired                    --            --             --            --          --         (158)             (158)

Net loss for year                          --            --             --      (580,966)         --           --          (580,966)
                                   ----------      --------     ----------   -----------    --------        -----          --------

Balance at December 31, 1998        8,850,264        88,503      4,856,276    (5,168,311)    (10,000)        (158)         (233,690)

Issuance of common stock for cash   3,594,759        35,948        537,722            --          --           --           573,670

Issuance of common stock in
 exchange for professional
 services                             122,842         1,228         49,226            --          --           --            50,454

Exercise of options at $0.10          450,000         4,500         40,500            --          --           --            45,000

Stock subscription receivable          55,525           555         21,655            --     (22,210)          --                --

Issuance of common stock in
 satisfaction of officers' accrued
 compensation                         600,000         6,000        154,000            --          --           --           160,000

Compensation charges in connection
 with issuance of options (Note 8)         --            --         82,000            --          --           --            82,000

Net loss for the nine month
 period                                    --            --             --      (667,236)         --           --          (667,236)
                                   ----------      --------     ----------   -----------    --------        -----          --------

Balance at September 30, 1999
 (unaudited)                       13,673,390      $136,734     $5,741,379   $(5,835,547)   $(32,210)       $(158)         $ 10,198
                                   ----------      --------     ----------   -----------    --------        -----          --------




                See accompanying notes to financial statements.

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                            STATEMENTS OF CASH FLOWS
                                   (NOTE 11)



                                                                         FOR THE            FOR THE               FOR THE
                                                                       NINE MONTHS        NINE MONTHS           YEARS ENDED
                                                                          ENDED              ENDED               DECEMBER 31,
                                                                       SEPTEMBER 30,      SEPTEMBER 30,     ------------------
                                                                            1999               1998          1998       1997
                                                                       -------------      -------------     -------    -------
                                                                        (UNAUDITED)        (UNAUDITED)
OPERATING ACTIVITIES:
   Net (loss)                                                        $     (667,236)    $ (475,928)   $ (580,966)  $ (1,136,605)
   Adjustments to reconcile net loss to cash provided by
     (used in) operating activities:
       Depreciation and amortization                                         43,067         57,935        68,502         31,945
       Issuance of common stock in exchange for
         professional services                                               50,454         80,409        78,999          4,500
       Stock option and warrant compensation                                 82,000             --            --         71,472
       Loss on disposal of fixed assets and leasehold improvements               --          5,000         5,000         72,202
       Issuance of common stock in connection with a legal
         settlement agreement                                                    --             --            --          2,060
       (Increase) in accounts receivable                                     (1,623)       (15,513)      (18,529)        (7,076)
       Decrease (increase) in inventories                                    53,443        (82,228)      (22,491)      (205,470)
       Decrease (increase) in prepaids and other                                 --         30,202        27,542        (17,053)
       Decrease (increase) in deposits and other                               (761)         9,179         6,402        187,536
       (Decrease) increase in accounts payable                              (61,960)        58,418        29,755        101,279
       Increase in accrued expenses and other                                73,276        200,595       239,365         14,936
                                                                     --------------     ----------    ----------   ------------
Total adjustments                                                           237,896        343,997       414,545        256,331
                                                                     --------------     ----------    ----------   ------------
Cash used in operating activities                                          (429,340)      (131,931)     (166,421)      (880,274)
                                                                     --------------     ----------    ----------   ------------
INVESTING ACTIVITIES:
   Capital expenditures                                                     (20,428)            --            --       (192,524)
   Acquisition of patents                                                        --             --            --         (9,036)
                                                                     --------------     ----------    ----------   ------------
Cash used in investing activities                                           (20,428)            --            --       (201,560)
                                                                     --------------     ----------    ----------   ------------
FINANCING ACTIVITIES:
   Proceeds from notes payable                                                   --        208,714       208,714        408,372
   Payments of notes payable                                               (105,093)      (100,579)     (107,657)       (14,379)
   Purchase of treasury stock                                                    --           (158)         (158)            --
   Proceeds from issuance of common stock                                   618,670         22,353        63,454        125,245
                                                                     --------------     ----------    ----------   ------------
Cash provided by financing activities                                       513,577        130,330       164,353        519,238
                                                                     --------------     ----------    ----------   ------------
Net increase (decrease) in cash and cash equivalents (Note 12)               63,809         (1,601)       (2,068)      (562,596)
Cash at beginning of period                                                   1,145          3,213         3,213        565,809
                                                                     --------------     ----------    ----------   ------------
Cash at end of period                                                     $  64,954          1,612     $   1,145      $   3,213
                                                                     ==============     ==========    ==========   ============






                See accompanying notes to financial statements.

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     WITH RESPECT TO THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998

1.      SUMMARY OF SIGNIFICANT     Organization and Business
        ACCOUNTING POLICIES
                                   International Foam Solutions, Inc, ("the
                                   Company"), was incorporated in May of 1993 to distribute a patented recycling technology for polystyrenes. Pursuant to the patent, IFS, Inc. has developed a product called "Styro Solve" which reduces polystyrenes. Additionally, IFS, Inc. has developed a variety of machines for the application of Styro Solve, and methods of recycling both the Styro Solve and the "polygel" which results from the reduction of polystyrenes.

                                   Substantially all IFS, Inc.'s 1997 sales have been to two companies located in Japan, one of which has entered into an exclusive distribution agreement. In addition, all of IFS, Inc.'s 1998 sales have been to two companies located in the U.S.
                                   Use of Estimates

                                   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
                                   At September 30, 1999, a significant portion of inventory is in excess of IFS, Inc.'s requirements based on the recent level of sales. Management has developed a program to reduce this inventory to desired levels over the near term and believes no loss will be incurred on its disposition. No estimate can be made of a range of amounts of loss that are reasonably possible should the program not be successful.
                                   Interim Financial Statements

                                   The financial statements for the nine months ended September 30, 1999 and 1998 are unaudited. In the opinion of management, such financial statements include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of financial position and the results of operations. The results of operations for the nine months ended September 30, 1999 and 1998 are not necessarily indicative of the results to be expected for the full year.
                                   Cash and Cash Equivalents

                                   IFS, Inc. considers all highly liquid
                                   investments with an initial maturity of three months or less when purchased to be cash equivalents.
                                   Inventories

                                   Inventories consist principally of finished goods and are stated at the lower of cost or market. Cost is determined using the average cost method.

                                   Property and Equipment

                                   Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight line basis based on the estimated useful lives of the respective assets, generally 5 to 15 years.

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     WITH RESPECT TO THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998


                                   Patents

                                   Patent costs consist principally of
                                   associated legal fees and are capitalized and amortized over their expected useful lives not to exceed estimated legal lives of 17 years.

                                   Fair Value of Financial Instruments

                                   IFS, Inc.'s financial instruments consist principally of cash, accounts and notes payable and accrued expenses. The carrying amounts of such financial instruments as reflected in the accompanying balance sheets approximate their estimated fair value. The estimated fair value is not necessarily indicative of the amounts IFS, Inc. could realize in a current market exchange or of future earnings or cash flows.

                                   Revenue Recognition

                                   Product sales revenue is generally
                                   recognized when goods are shipped. License fees are recognized over the period that the Company is obligated to perform services, if any.

                                   Income Taxes

                                   IFS, Inc. accounts for income taxes
                                   pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires, among other things, a liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

                                   Earnings Per Share

                                   IFS, Inc. has adopted Statement of
                                   Financial Accounting Standards ("SFAS") No.
                                   128 "Earnings Per Share". Under SFAS No. 128, primary earnings per share has been replaced

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     WITH RESPECT TO THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998


                                   with a presentation of basic earnings per share and fully diluted earnings per share has been replaced with diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income or loss available to common shares outstanding for the period by the weighted average of common shares outstanding. Diluted earnings per share is computed similarly to fully diluted earnings per share in accordance with the Accounting Principles Board ("APB") Opinion No. 15. The impact of the adoption of SFAS No. 128 has not been material.

                                   IFS, Inc.'s potentially issuable shares of common stock pursuant to outstanding stock purchase options and warrants are excluded from IFS, Inc.'s diluted computation as their effect would be antidilutive to the Company's net loss.

                                   Asset Impairment

                                   IFS, Inc. periodically reviews the carrying value of certain of its assets in relation to historical results, current business conditions and trends to identify potential situations in which the carrying value of assets may not be recoverable. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would estimate the undiscounted sum of the expected future cash flows of such assets to ascertain if a permanent impairment exists. If a permanent impairment exists, the Company would determine the fair value using quoted market prices, if available, for such assets, or if quoted market prices are not available, IFS, Inc. would discount the expected future cash flows of such assets. Impairments are recognized as a charge to operations when the expected future operating cash flows to be derived from such intangible assets are less than their carrying values.

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     WITH RESPECT TO THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998


                                   Recent Accounting Pronouncements

                                   In June 1998, the Financial Accounting
                                   Standards Board issued Statement of
                                   Financial Accounting Standards (SFAS) No.
                                   133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. The statement applies to all entities and is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. IFS, Inc. has not engaged in derivative instruments or hedging activities in any periods presented in the financial statements and management does not expect this statement to have a material impact on IFS, Inc.'s financial position, results of operations, or cash flows.

2.  LIQUIDITY                      The accompanying financial statements have
                                   been prepared assuming IFS, Inc. will
                                   continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of operations.

                                   During the latter part of 1997 and 1998 the Company experienced protracted litigation which diverted management's efforts from its core business, and effectively curtailed the Company's marketing programs. IFS, Inc.
                                   has been in settlement negotiations to
                                   reduce the quantity of outstanding
                                   litigation and the threat of any potentially adverse findings. Management believes that resolving many of these matters through settlements will enable it to focus much more of its attention on sales and to spend more of its time on sales activities. Management believes that with the increased time spent on marketing efforts, increased sales will result. Since it will be mostly an increase of time spent by management which will be utilized in marketing and sales activities as opposed to increased costs for, among other things, advertising, IFS, Inc. does not foresee the need for substantial, additional capital to perform such increased marketing and sales activities. In the event that substantial, additional capital is required, however, the Company would be required to seek outside funding mechanisms, of which no assurances are given that any funding would be made available to IFS, Inc. or if made available, on terms satisfactory to the Company. In summary, during 1999 certain aspects of the previously mentioned litigation were resolved and IFS, Inc. was able to refocus and continue its marketing efforts.


                                   Over the past three months, IFS has received
                                   RFPs (Request For Proposal) valued at over
                                   $10,000,000. RFPs are essentially requests by school boards, corporations, etc., for bids from companies, such as IFS, for certain products and services, which, in IFS' case, is for the polystyrene recycling needs of the potential customer. RFPS are normally submitted after on site testing. They are required for new, specific items and are required by larger local, county and state agencies. RFPs are ordinarily submitted for large purchases and for these purchases to occur over a period of 3-5 years.

                                   The types of potential clients that have submitted RFPs includes multiple school districts and large corporations with in-house cafeterias. These customers are either currently testing the Styro Solve System or are scheduled to begin testing the Styro Solve System within the next sixty days. School districts, unlike regular businesses, have three different budgets and these budgets have different year ends (June 30, September 30 and December 31). The budget that these school districts are allocating funds for the Styro Solve System is the Food Service Budget. The Styro Solve System is being considered for these school districts June 30 budgets and if approved, products will begin shipment in the third and fourth quarters of this year.

                                   IFS has provided live demonstrations to a minimum of 25 potential customers and has received further interest, some of whom have informed IFS that they are allocating funds for the Styro Solve System in their budgets. If these budgets, which include funds allocated for the Styro Solve System, are approved by the appropriate persons responsible for such budget consideration, IFS anticipates that such potential customers will order the products which were included in their budgets, although no assurances can be given that any such potential customers will in fact order IFS products. Some of these potential customers have already utilized, seen or tested the Styro Solve System and determined that they desire IFS' products and if such products are approved within their proposed budgets, such potential customers will likely order the products which were included in their budgets. Currently, although these potential customers desire IFS' products and have allocated funds for the purchase of these products in their budgets, these potential customers are awaiting final approval from the appropriate persons who would be responsible for approving the budgets. Currently these potential customers have not submitted orders for IFS products.



                                   IFS, Inc. anticipates, based on current
                                   plans and assumptions relating to revenues from operations, that revenues from operations and additional third party funding or investment, if available, will be sufficient to satisfy IFS, Inc.'s estimated cash requirements to continue its operations.


                                   Unlike the Internet, the market for IFS is not relatively new and rapidly evolving. The market is established and there is long standing need for reductions in waste disposal costs. New legislation in various parts of the country have been enacted to reduce waste disposal by a 50% volume in landfills. This makes the Styro Solve System even more viable. IFS believes that the Styro Solve System is the only economical, closed loop, polystryene recycling process available in the world today. IFS, Inc. has no firm current

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     WITH RESPECT TO THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998


                                   arrangements with respect to, or sources of, additional financing. There can be no assurance that any such additional financing will be available to IFS, Inc., and if available, will enable IFS, Inc. to attain profitable operations or continue as a going concern. Through September 30, 1999 and December 31, 1998, IFS, Inc. has incurred losses totaling $5,835,547 and $5,168,311.
                                   Negative working capital aggregated $256,025 at September 30, 1999 and $441,330 for December 31, 1998. In addition, IFS, Inc.
                                   is in violation of certain of its loan
                                   covenants.

3. PROPERTY AND EQUIPMENT          Property and equipment is comprised of the
                                   following:

                                                                             SEPTEMBER 30
                                                                                 1999          DECEMBER 31,
                                                                              (UNAUDITED)          1998
                                                                             -------------     -----------
                                  Warehouse equipment                       $   111,869   $     111,869
                                  Office furniture                               64,415          64,415
                                  Computer hardware and equipment                50,118          47,951
                                  Field demonstration units                      63,261          45,000
                                  Vehicles                                       24,353          24,353
                                                                         --------------   -------------
                                                                                314,016         293,588
                                  Less accumulated depreciation                (120,697)        (87,965)
                                                                         --------------   -------------
                                                                            $   193,319   $     205,623
                                                                         ==============   =============

4.      INCOME TAXES               At September 30, 1999 and December 31, 1998,
                                   IFS, Inc. had Federal net operating loss carryforwards of approximately $4,790,000 and $4,137,000 respectively, for income tax purposes. The net operating losses expire in varying amounts to 2019. Realization of any portion of the approximate $1,988,000 or $1,740,000 deferred tax asset at September
                                   30, 1999 and December 31, 1998,
                                   respectively, resulting from the net
                                   operating loss carryforwards, is not
                                   considered more likely than not and,
                                   accordingly, a valuation allowance has been established for the full amount of such asset.

The net deferred tax asset is comprised of the following:

                                             September 30,      December 31,
                                                 1999              1998
----------------------------------------------------------------------------
                                             (Unaudited)
Deferred tax assets:
  Net operating loss carryforward             1,802,000          1,557,000
  Allowance for bad debts                        50,000             50,000
  Accrued expenses                               48,000             78,000
  Other                                          88,000             55,000
-----------------------------------------------------------------------------
                                              1,988,000          1,740,000

Deferred tax liability:
  Depreciation                                  (11,000)           (11,000)
-----------------------------------------------------------------------------
Net deferred tax asset                        1,977,000          1,729,000
Deferred tax asset valuation allowance       (1,977,000)        (1,729,000)
-----------------------------------------------------------------------------
Net deferred tax asset                               --                 --

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     WITH RESPECT TO THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998


5. NOTES PAYABLE                   IFS, Inc.'s notes payable consists of the
                                   following:


                                                                               September 30,
                                                                                   1999
                                                                                (Unaudited)       December 31, 1998
                                                                             -----------------    -----------------
                                Equipment note payable in monthly
                                installments of $3,030 including
                                principal and interest at a fixed rate
                                of 6.5%, maturing July 1, 2004,
                                collateralized by equipment. IFS,
                                Inc. is in default under the terms
                                of this loan and in violation of certain
                                covenants.                                     $     177,800       $      200,000


                                Shareholder loan payable in monthly
                                principal installments of $5,000 and
                                interest computed at prime rate
                                (8.25% at September 30, 1999 and
                                7.75% at December 31, 1998)
                                due on March 1, 2001.                                 70,746              111,553


                                Equipment loan payable in monthly
                                installments of $3,555 including
                                principal and interest, maturing in
                                June 2003. (42% at September 30, 1999
                                and December 31, 1998)                                90,513               97,052


                                Shareholder loan principal and
                                interest due 90 days after date of
                                note. All loans are past due and
                                accrue interest at a 10% annual
                                fixed rate.                                           30,898               66,445


                                Related party loan, principal and
                                interest due 90 days after date of
                                note. Loan is past due and accrues
                                interest at a 10% annual fixed rate                   20,000               20,000
                                                                               -------------       --------------

                                Total                                                389,957              495,050
                                         Less current portion                       (302,017)            (326,649)
                                                                               -------------       --------------
                                                                                      87,940              168,401
                                                                               =============       ==============



                                   At September 30, 1999 annual maturities of long term debt approximates the following:

                                                                Amount
                                                             -----------
                                   1999                      $   247,000
                                   2000                           70,000
                                   2001                           21,000
                                   2002                           29,000
                                   2003                           22,000
                                                             -----------
                                                             $   389,000
                                                             ===========

                                   As discussed in Note 7, IFS, Inc. is a
                                   guarantor for a shareholder's loan to the bank. During 1999, both the shareholder and IFS, Inc. (as guarantor) were in default.
                                   In this connection, IFS, Inc. and its
                                   shareholder's entered in a forbearance
                                   agreement with the bank on June 19, 1999.
                                   Among other things, the forbearance
                                   agreement provides for the collaterization of all of IFS, Inc.'s assets and a rescheduling of the amounts due. The attached financial statements give effect to the forbearance agreement.

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     WITH RESPECT TO THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998


6.      COMMITMENTS AND            IFS, Inc. occupies  premises under a
        CONTINGENCIES              month-to-month  lease for $1,000 a month
                                   with HKI, Inc., a related party.

                                   Rent expense for the nine months ended
                                   September 30, 1999 and 1998 and the years ended December 31, 1998 and 1997 was $34,745, 44,426, $52,188, and $214,439, respectively.
                                   During May 1998 IFS, Inc.'s old lease for its facility and office space was terminated, and IFS, Inc. entered into a new month-to-month lease of $1,000 per month. In connection with IFS, Inc.'s lease termination, IFS, Inc. settled with the landlord for the balance of the rent relating to the unexpired lease term.

                                   On October 1, 1996, IFS, Inc. entered into employment agreements with two officers of IFS, Inc. Each agreement provides for a term of five years renewable annually upon mutual consent, with base annual salaries for the two officers aggregating approximately $250,000. These employment agreements provide that the officers may receive an incentive bonus based upon performance. In October 1997, such agreements were modified to reduce annual salaries to $160,000.

                                   On April 5, 1999, IFS, Inc. entered into an employment agreement with its chief operating officer. The agreement provides for a term of three years with base annual salary of $50,000. Under the terms of the agreement, the chief operating officer is entitled to a performance bonus based on sales and earnings (as defined). In connection with this agreement, IFS, Inc. issued 1,150,000 options to purchase Company's common stock over five years at exercise prices ranging from $0.10 to $1.00 through 2004. During 1999, 450,000 options were granted.

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     WITH RESPECT TO THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998


                                   In May 1997, IFS, Inc. and certain
                                   stockholders executed a settlement agreement with an individual. IFS, Inc. agreed to issue the individual his proportionate share of the 1995 stock dividend and certain stockholders of IFS, Inc. agreed to transfer their ownership of 230,125 shares of IFS, Inc.'s common stock to the individual in settlement of the lawsuit. The $345,188 fair value of the shares of common stock to be transferred by the stockholders in settlement of the litigation against the Company had been recorded in selling, general and administrative expenses and additional paid-in capital in the 1995 financial statements.

                                   IFS, Inc. is involved in several legal
                                   proceedings for which the accompanying
                                   balance sheets as of September 30, 1999
                                   (unaudited) and December 31, 1998, includes accrued legal settlement cost of $83,000. The proceedings are as described below:



                                   (1)  Greenfield v. International Foam
                                        Solutions, Inc., et al., case no.
                                        98-005083 in Palm Beach Circuit Court,
                                        Palm Beach County, Florida. Leo
                                        Greenfield is an alleged Company
                                        stockholder who sued IFS, Inc. for,
                                        among other things, breach of fiduciary
                                        duty and related causes of action. He
                                        has also sought to appoint a receiver
                                        of the corporation. He claims that many
                                        IFS transactions involved conflicts of
                                        interest and seeks to void same. The
                                        matter is in the discovery phase of the
                                        litigation. No trial dates have been
                                        set. IFS, Inc. and Mr. Greenfield
                                        have reached a verbal agreement to
                                        fully resolve the matter, however, no
                                        written agreements have been executed
                                        although same have been sent to Mr.
                                        Greenfield for his signature several
                                        months ago. IFS, Inc. intends to
                                        continue to vigorously defend this
                                        matter in the event that settlement
                                        documents are not executed. No amount
                                        of claim has been asserted, IFS, Inc.
                                        and counsel believes that IFS will be
                                        successful in defending this matter.

                                   (2)  A.L. Garey v. International Foam
                                        Solutions, Inc., et al., case no.
                                        97-18073 COCE 53 in Broward County
                                        Court, Broward County, Florida. A.L.
                                        Garey was a prior manufacturer of the
                                        Solution Machines. The plaintiff claims
                                        it is owed approximately $10,000 for
                                        parts which it allegedly purchased in
                                        connection with the fulfillment of the
                                        Company's order, but which were
                                        unassembled by it because of a mutual
                                        termination of their agreement for the
                                        plaintiff to manufacture the Solution
                                        Machines. IFS, Inc. alleges that the
                                        plaintiff caused damages in excess of
                                        $10,000 by negligently designing and
                                        constructing the machines. IFS, Inc.
                                        recently settled this matter.

                                   (3)  Florida First Capital Finance
                                        Corporation v. International Foam
                                        Solutions, Inc., et al., case no.
                                        C1099-371-35, Orange County Circuit
                                        Court, Orange County, Florida. In
                                        January 1999, the plaintiff sued the
                                        Company alleging that it is in default
                                        of a promissory note in the principal
                                        amount of $200,000. IFS, Inc.
                                        contends it does not owe the full
                                        amount allegedly past due. The
                                        proceeding is in the discovery phase.
                                        No trial dates have been set. The
                                        Company has recorded the outstanding
                                        amount of the promissory note on the
                                        balance sheet.

                                   (4)  Northcutt, et al. v. International Foam
                                        Solutions, Inc., et al., case number
                                        98-001836 AB, Palm Beach County Florida
                                        Circuit Court. The plaintiffs are
                                        shareholders of IFS, Inc. and alleged
                                        certain causes of action substantially
                                        similar to, and to IFS, Inc.'s belief
                                        in cooperation with, Mr. Greenfield's
                                        litigation against IFS, Inc. (see
                                        (#1) above). However, this case was
                                        dismissed with leave to amend and the
                                        plaintiffs failed to amend their
                                        complaint within the time allowed by
                                        the judge. Accordingly, the matter is
                                        ripe for dismissal; and IFS, Inc.
                                        will move the court for dismissal;
                                        accordingly no liability has been
                                        accrued.

                                   (5)  Keefer v. International Foam Solutions,
                                        Inc., case no. 98-006525, Palm Beach
                                        County Florida Circuit Court. Mr.
                                        Keefer is a former employee who has
                                        sued IFS, Inc. for alleged breach of
                                        an employment contract. Mr. Keefer
                                        claims he is entitled to a severance
                                        pay in the amount of approximately
                                        $56,000.00 under the employment
                                        contract because he alleges he was
                                        terminated without cause. However, it
                                        is IFS, Inc.'s position that Mr.
                                        Keefer walked off the job and
                                        effectively quit, and accordingly, not
                                        entitled to any severance under the
                                        employment agreement. IFS, Inc.
                                        recently settled this matter. The
                                        settlement requires that IFS, Inc.
                                        issue restricted stock to the Plaintiff
                                        and make certain payments over the
                                        course of less than one year. The exact
                                        terms of the agreement are confidential
                                        by agreement of the parties.

                                   (6)  D'Agostino v. International Foam
                                        Solutions, Inc., case no. 98-6523 AB,
                                        Palm Beach County, Florida Circuit
                                        Court. Mr. D'Agostino is a former
                                        employee who has sued IFS, Inc. for
                                        breach of an employment contract.
                                        D'Agostino claims he is entitled to a
                                        severance pay in the amount of
                                        approximately $42,000 under an
                                        employment contract because he alleges
                                        he was terminated without cause.
                                        However, IFS, Inc. terminated
                                        D'Agostino with cause and accordingly,
                                        D'Agostino was not entitled to the
                                        severance under the employment
                                        agreement. IFS, Inc. recently settled
                                        this matter. The settlement requires
                                        that IFS, Inc. issue restricted stock
                                        to the Plaintiff and make certain
                                        payments over the course of less than
                                        one year. The exact terms of the
                                        agreement are confidential by agreement
                                        of the parties.

                                   (7)  DiChiara v. International Foam
                                        Solutions, Inc., case number CL 98-9930
                                        AH, in the Palm Beach County Florida
                                        Circuit Court. Mr. Dichiara is a former
                                        employee who has sued IFS, Inc. for,
                                        among other things, alleged breach of
                                        an employment contract. Dichiara claims
                                        he is entitled to a severance pay in
                                        the amount of approximately $80,000
                                        under the employment contract because
                                        he alleges he was terminated without
                                        cause. However, IFS, Inc. contends
                                        that it entered into a new agreement
                                        with Dichiara to be employed in a
                                        different capacity, which was treated
                                        as a novation of the former agreement
                                        with Dichiara, and as such Dichiara was
                                        not entitled to the severance under the
                                        former employment agreement.  A trial
                                        which was originally scheduled for
                                        February 22, 2000, has been continued to a later undetermined date, and will be vigorously defended by IFS, Inc.


                                   (8)  Ecological Technologies, Inc. v.
                                        International Foam Solutions, Inc.,
                                        case number 98-003218 in the Palm Beach
                                        County Florida Circuit Court. The
                                        plaintiff sued IFS, Inc. for breach
                                        of a promissory note and is attempting
                                        to foreclose on certain Japanese patent
                                        rights of IFS, Inc. which were
                                        pledged as collateral for the note. A
                                        judgment was entered against the
                                        Company in the amount of approximately
                                        $11,000. However, IFS, Inc. has
                                        satisfied this in full. The plaintiff
                                        also sued IFS, Inc. for damages due
                                        to its allegation that IFS, Inc. is
                                        doing business in Japan, where the
                                        plaintiff claims it has exclusive
                                        territorial rights, a claim which the
                                        Company denies. No trial date has been
                                        set and the parties will engage in
                                        discovery on this separate claim for
                                        damages. IFS, Inc. will vigorously
                                        defend this lawsuit.

                                   (9)  Robert Kauffman v. International Foam
                                        Solutions, Inc., et al., case number
                                        99012968, in the Broward County Florida
                                        Circuit Court. Mr. Kauffman, who has
                                        alleged that he was the former CEO of
                                        IFS, Inc. has sued IFS, Inc. for,
                                        among other things, breach of an
                                        employment agreement, claiming damages
                                        in excess of $150,000 resulting from
                                        IFS, Inc.'s alleged breach of the
                                        employment agreement. It is the
                                        Company's position that Mr. Kauffman,
                                        although he executed the agreement,
                                        never activated the contract or assumed
                                        the role of CEO and otherwise materially failed to perform under the agreement. This case is in the discovery phase and IFS, Inc. intends to vigorously defend this matter. In this connection, IFS, Inc. does not believe it has any obligations to Mr. Kauffman.
                                        Accordingly, it is too early for counsel to assess the likelihood of success, therefore no amounts have been accrued.

                                   (10) Sovis & Scholl v. International Foam
                                        Solutions, Inc., case number MC
                                        99-14670 RE, in the Palm Beach County
                                        Florida Circuit Court. The Plaintiffs
                                        claimed they were mislead by a former
                                        Company employee when they purchased
                                        IFS, Inc.'s stock. They sought to
                                        rescind their stock purchase. The
                                        plaintiffs and IFS, Inc. have
                                        verbally agreed to settle the case and
                                        the parties are in the process of
                                        executing settlement agreements. The
                                        Company, without admitting the
                                        allegations of the complaint, will pay
                                        the plaintiffs a sum over a three month
                                        period; such amount was accrued at
                                        December 31, 1998 and September 30,
                                        1999.

                                   (11) Waterview Resolution Corp. ("WRC"). WRC
                                        has sent IFS, Inc. a demand letter
                                        seeking the payment of $11,166.79 which
                                        WRC claims is a deficiency balance owed
                                        by IFS, Inc. when WRC sold certain
                                        equipment in connection with an alleged
                                        default of an equipment lease. The
                                        Company denies that any sums are due
                                        under any lease agreement. The parties
                                        have not engaged in any settlement
                                        discussions and no litigation has been
                                        filed, although WRC still claims such
                                        amount is due. Accordingly, it is too
                                        early for counsel to assess the
                                        likelihood of success, therefore no
                                        amounts have been accrued.

                                   IFS, Inc. is or may become involved in
                                   various lawsuits, claims and proceedings in the normal course of its business, including those pertaining to product liability, environmental, safety and health, and employment matters. IFS, Inc. records liabilities when loss amounts are determined to be probable and reasonably estimatable. Insurance recoveries are recorded only when claims for recovery are settled. Although generally the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to IFS, Inc., management believes, based on facts presently known, that the outcome of such legal proceedings and claims, other than those previously disclosed, will not have a material adverse effect on IFS, Inc.'s financial position, liquidity, or future results of operations.

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     WITH RESPECT TO THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998


7. RELATED PARTY TRANSACTIONS      IFS, Inc. entered into an agreement with
                                   HKI, Inc. ("HKI") in a prior year, a company related through common ownership. Under the agreement, HKI acquired and resold the Styro
                                   Solve solution to IFS, Inc. In
                                   consideration for the solution HKI received a bottling fee of 5% to 10% of the cost of the solution depending on the volume of the purchases. Included in cost of sales are the gross purchases for the nine months ended
                                   September 30, 1999 and 1998 and the years ended December 31, 1998 and 1997 of approximately $0, $4,000, $4,000 and
                                   $441,000, respectively, pursuant to this agreement. $5,900 and $28,000 was owed to HKI at September 30, 1999, and December 31, 1998 respectively.

                                   IFS, Inc. has borrowed funds from two
                                   shareholders with balances at September 30, 1999 and December 31, 1998 of $30,898 and
                                   $66,450, respectively. The notes accrue
                                   interest at a rate of 10% and are currently past due. Additionally, the same shareholders loaned IFS, Inc. money they received from a line of credit with a commercial bank. At September 30, 1999 and December 31, 1998, the balance of the loan was $71,000 and $112,000, respectively. Under the terms of the agreement with the commercial bank, the Company is guarantor of the amounts due to the bank by the two shareholders. In addition, substantially all assets of the Company are collateral for the loan.

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     WITH RESPECT TO THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998


8. STOCKHOLDERS' EQUITY            During 1996, IFS, Inc. sold 1,548,663
   (DEFICIT)                       units (of which 1,363,333 units were sold in
                                   connection with a private placement)
                                   consisting of 1 share of common stock and a warrant to purchase 1 share of common stock for $2.50 expiring May 31, 2001. The sales of the units raised net proceeds of $2,076,106. In connection with this private placement, in January 1997, agents of the underwriters were issued warrants to purchase 411,333 shares of common stock, exercisable at $1.50 per share through May
                                   31, 2001.

                                   During the year ended December 31, 1997, the Company issued 447,971 shares of common stock to the officers of IFS, Inc. in satisfaction of accrued compensation of $671,956 that was recorded in 1996. The Company also granted warrants to purchase 569,504 shares of common stock between $2.50 and $3.75 per share expiring on May 31, 2001 to certain employees and consultants (of which 86,533 were granted to consultants). In connection with the issuance of the warrants to consultants, IFS, Inc. recorded a charge to consulting fees with a corresponding credit to additional paid in capital in the amount of $71,472. IFS, Inc. valued these warrants using the Black-Scholes Method.


                                   During 1997, IFS, Inc. issued an
                                   additional 55,401 shares of common stock raising proceeds of $125,245, in connection with this issuance, IFS, Inc. granted warrants to purchase 13,000 shares of common stock at $2.50 per share, expiring on May 31, 2001.

                                   During 1998, IFS, Inc. issued 139,211
                                   shares of common stock raising proceeds of $63,454. IFS, Inc. issued 270,000 shares of stock to individual and consultants for services rendered. In connection with the issuance of the stocks, IFS, Inc. rendered a charge to consulting fees with a corresponding credit to paid in capital in the amount of $78,999. Additionally, 25,000 shares of common stock were issued at $0.40 per share; such amount is recorded as a subscription receivable of $10,000.

                                   During the nine month period ended September
                                   30, 1999, IFS, Inc. issued 3,594,759
                                   shares of common stock raising proceeds of $573,670. Additionally, 600,000 shares of stock were issued to two officers for services rendered aggregating $160,000.

                                   Between April 1, 1999 and July 31, 1999, the
                                   Company issued to an officer, options to purchase 1,150,000 shares of IFS, Inc.'s common stock at prices ranging from $.10 to $1.00. The options vest from April 1999 to April 2000 and have expiration dates ranging from July 1999 to April 2002. IFS, Inc. valued these options using the Black-Scholes Method. 450,000 options were exercised during the nine month period ended September 30, 1999.

9. STOCK BASED COMPENSATION        IFS, Inc. applies Accounting Principles
                                   Board ("APB") Opinion No. 25, Accounting for
                                   Stock Issued to Employees, and related
                                   interpretations in accounting for warrants issued to employees. Under APB Opinion 25, because the exercise price of IFS, Inc.'s employee warrants was equal to or greater than the market price of the underlying stock on the date of grant, no compensation cost was recognized.

                                   SFAS No. 123, Accounting for Stock-Based
                                   Compensation, requires IFS, Inc. to
                                   provide pro forma information regarding net income (loss) as if compensation costs for the warrants issued to employees had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each warrant issued at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants for the periods below:



                                                                                      For the years
                                                                 For the nine             ended
                                                                 months ended          December 31,
                                                                September 30,     ----------------------
                                                                     1999             1998          1997
                                                              ----------------    -----------------------
                                                                  (Unaudited)
                                  Dividend yield                         None     not applicable     None
                                  Expected volatility                  46.10%     not applicable   46.10%
                                  Risk-free interest rates              5.58%     not applicable    6.25%

                                   Under the accounting provisions of FASB
                                   Statement No. 123, IFS, Inc.'s net loss
                                   and loss per share would have been as
                                   follows:


                                                                                          For the years
                                                                                              ended
                                                          For the nine                     December 31,
                                                          months ended            -------------------------------
                                                       September 30, 1999              1998             1997
                                                   -------------------------      -------------------------------
                                                          (Unaudited)
                         Pro forma net loss
                             As reported                  $ (667,236)               $(580,966)       $(1,136,605)
                             Pro forma                      (715,236)                (580,966)        (1,352,050)
                                                          ----------                 --------        -----------
                        Pro forma net loss per
                         common share - basic and
                         dilutive
                             As reported                  $     (.06)               $    (.07)       $      (.14)
                             Pro forma                          (.06)                    (.07)              (.16)
                                                          ==========                 ========        ===========

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     WITH RESPECT TO THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998


                              A summary of the status of IFS, Inc.'s warrants as of September 30, 1999 (unaudited) and December 31, 1998 and 1997, and changes during the periods ending on those dates, is presented below:

                                                     September 30, 1999       December 31, 1998       December 31, 1997
                                                        (Unaudited)
                                                    ---------------------    ---------------------   ----------------------

                                                                   Weighted                Weighted                Weighted
                                                                   Average                 Average                 Average
                                                                   Exercise                Exercise                Exercise
                                                        Shares      Price       Shares       Price      Shares      Price
                                                    ------------  ----------  ----------  -----------  ---------  ----------
                      Outstanding at
                      beginning of the
                      period                          2,993,154    $   2.37   2,993,154    $   2.37  2,103,317      $  2.44

                      Granted                                --          --          --          --    993,837         2.10

                      Exercised                              --          --          --          --     (4,000)        2.50

                      Forfeited                              --          --          --          --   (100,000)        1.25
                                                     ----------   ---------   ---------  ----------   --------    ---------

                      Outstanding at the
                      end of the period               2,993,154    $   2.37   2,993,154    $   2.37  2,993,154      $  2.37
                                                     ----------   ---------   --------- - ---------   --------    ---------

                      Warrants exercisable
                      at the end of the               2,993,154    $   2.37   2,993,154    $   2.37  2,993,154      $  2.37
                      period

                      Weighted average fair
                      value of warrants
                      granted during the
                      period                                 --          --          --          --      $ .59           --
                                                     ==========   =========   =========  ==========   ========    =========

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     WITH RESPECT TO THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998


                                   The following table summarizes information about the warrants outstanding at September 30, 1999 (unaudited) and December 31, 1998.

                                                                 Warrants Outstanding               Warrants Exercisable
                                                            ----------------------------    ------------------------------------
                                                                               Weighted
                                                                               Average       Weighted                   Weighted
                                                              Range of        Remaining      Average                    Average
                                                              Exercise       Contractual     Exercise      Number       Exercise
                                                                Prices           Life         Price      Exercisable     Price
                                                            --------------   -----------    ---------    ------------   --------
                                  September 30, 1999         $1.50 - $3.75       1.67        $   2.37     2,993,154     $   2.37

                                  December 31, 1998          $1.50 - $3.75       2.33        $   2.37     2,993,154     $   2.37


11.     LICENSING FEE              On or about January 11, 1997, IFS, Inc.
                                   entered into an agreement with Styro Japan
                                   Co., Ltd., a Japanese corporation ("SJC"), whereby IFS, Inc. sold SJC an exclusive license to utilize and develop IFS, Inc.'s patented process for polystyrenes in Japan.
                                   Under the terms of the agreement, among
                                   other things, IFS, Inc. was paid an
                                   initial nonrefundable fee of $1,000,000, of which IFS, Inc. paid a commission totaling
                                   $250,000 to a sales representative. The
                                   license differs from a distribution
                                   agreement, that was entered into in May 1998 as the former grants the use of the patented recycling process, whereas the latter grants the right to sell IFS, Inc.'s products, such as the Solution Machines and Styro
                                   Solve. The distribution agreement expires in 2008. In addition, pursuant to the distribution agreement, SJC is obligated to purchase a minimum of $500,000 in product by December 31, 1998. SJC is in default with respect to the minimum order provision of its distribution agreement with IFS, Inc..
                                   According to the distribution agreement, in the event that SJC does not order a minimum of $500,000, IFS, Inc. is entitled to a $100,000 premium from SJC. This premium was invoiced to SJC, but has not been recognized as revenue by the Company.

                       INTERNATIONAL FOAM SOLUTIONS, INC.
                   NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                     WITH RESPECT TO THE NINE MONTHS ENDED
                          SEPTEMBER 30, 1999 AND 1998


12. NON-CASH FINANCING             During the year ended December 31, 1997, IFS,
                                   Inc. issued 447,971 shares of common
                                   stock in satisfaction of accrued 1996
                                   officers' compensation of approximately
                                   $672,000. Cash paid for interest aggregated
                                   $19,238 and $30,759 in December 31, 1997 and
                                   1998, respectively and $23,070 and $35,342
                                   for the nine months ended September 30, 1998
                                   (unaudited) and 1999 (unaudited),
                                   respectively.

                                   During the nine month period ended September
                                   30, 1999, IFS, Inc. issued 600,000 shares of common stock as satisfaction of accrued 1998 officers' compensation of approximately $160,000.

13. Subsequent Event               Effective November 15, 1999, IFS, Inc. was
                                   no longer in compliance with the National
                                   Association of Securities Dealers, Inc.
                                   (NASD(R)) filing requirements. Accordingly, the letter "E" was appended to the trading symbol. Once the NASD receives notification that IFS, Inc. complies with the filing requirement, the fifth character "E" will be removed. IFS, Inc.'s common stock currently trades on the "Pink Sheets". The
                                   Company expects to be compliant in the near future.




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